[redacted]

04012299

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Minsa S.A. de C.V.

*CURRENT ADDRESS Prolongación Toltecas 4
Los Reyes Ixtacala
Tlalnepantla, Estado de Mexico
54090 Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 4453 FISCAL YEAR 12/31/00

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 1/16/04

82-4453

**ANNUAL REPORT PRESENTED IN ACCORDANCE WITH**
***CIRCULAR 11-33* OF THE *CNBV***
**Grupo Minsa, S.A. de C.V.**
**Prolongación Toltecas No. 4**
**Col. Los Reyes Ixtacala**
**Tlalnepantla, Estado de México**
**54090**
**Ticker Symbol: MINSA**

AR/S
12-31-01

The Company's stock certificates are registered in the securities section of the National Securities Registry of Mexico and are traded on the Mexican Stock Exchange.

The registration with the National Securities Registry of Mexico does not guarantee the accuracy of the value or the reliability of the issuer. This mention must be included in all documents of publicly traded securities.

The capital stock of this company as of December 31, 2000, is represented by two series of shares: (i) Series "B" Class I, represents the minimum fixed capital without withdrawal rights which is composed of 65,070,925 ordinary nominative shares, not expressed in nominal value and without withdrawal rights, and Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of 62,245,124 ordinary nominative shares not expressed in nominal value and with withdrawal rights, and (ii) Series "C", which is composed of 29,910,501 shares without voting rights, representing the variable part of the Company's capital stock and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*). On December 31, 2000 the Company's Shareholders' Meeting voted to convert the Series "C" shares (without voting rights) into Series "B" Class II shares (with voting rights). According to the terms of the corresponding resolution, this conversion will be realized voluntarily by the holders of Series "C" shares within the 5 years following the date of publication of the corresponding conversion notice.

The statements made in this annual report regarding the expectations, intentions, plans and considerations of the Company and its management, related to the future operations of the Company, its expansion plans, its future capital requirements and meeting its future capital requirements, including those contained or referred to in the sections titled "Management's Discussion and Analysis of the Results of the Operation and Financial Situation" and "Core Businesses", are statements regarding the future which depend upon certain events, risks and uncertainties that are beyond the Company's control. The results and actual events can differ materially from those expressed in or referred to in these declarations due to various factors including those mentioned in the context of these forecasts or in the section titled "Risk Factors".

The information contained in this Annual Report regarding market share and position in the corn market in Mexico is presented for the 12-month period ending December 31, 2000. The market share and market position information is based on our own estimates and is related to the 12-month period ending December 31, 2000. We consider our analysis and estimates to be reliable, however, they have not been verified by an independent source and we cannot guarantee its accuracy.

## PRESENTATION OF FINANCIAL INFORMATION

The Company's consolidated audited financial statements are expressed in pesos according Generally Accepted Accounting Principles (GAAP) in Mexico. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of Inflationary Effects on Financial Information" and Bulletin B-12, "Statement of Changes in Financial Position". These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP.

Bulletin B-10, effective since January 1, 1990, requires that all financial information be presented in constant pesos as of the date of the most recent general balance sheet (with the same purchasing power for each period indicated, taking into account inflation). In accordance with Mexican GAAP, unless otherwise stated, the financial information of all the periods of the consolidated financial statements have been expressed in constant pesos as of December 31, 2000.

As of January 1, 2000, the Company adopted the requirements of Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing" issued by the Mexican Institute of Public Accountants. In accordance with this bulletin, the Company recognizes the effects of deferred taxes applying the Income Tax rate corresponding to all of the temporary differences between the accounting and fiscal balance of assets and liabilities and considers the fiscal losses due to amortization that have a high probability of being applied. It is possible that certain figures and sums that are presented in this document will not add up due to rounding.

The information presented below is certified in its entirety and is subject to the detailed information and the financial statements that are included in other sections of this Annual Report.

**TABLE OF CONTENTS**

**I. GENERAL INFORMATION**

**III. FINANCIAL INFORMATION**

1. Selected financial information
2. Management discussion and analysis regarding the results of the operation and the Company's financial situation
A. Operating results
A.1 Historical developments
A.2 Volume
A.3 Prices
A.4 Net sales
A.5 Cost of goods sold
A.6 Gross profit
A.7 Operating expenses
A.8 Operating profit
A.9 Net profit
A.10 Earnings before income tax, devaluation and amortization (EBITDA)

**IV. MANAGEMENT**

1. Corporate bylaws and other agreements
1.1 Corporate bylaws
1.1.1 Overview and relevant changes
1.2 Ownership rights
1.3 Voting rights
1.4 Cancellation of the registration of shares with the National Securities Registry and Intermediaries
1.5 Changes in the capital stock and rights of preference
1.6 Shareholder Meetings
1.7 Dividends
1.8 Dissolution and liquidation
1.9 Other agreements
1.9.1 Contracts with Hicks Muse and HMTF
2. Board members and shareholders
2.1 Administration
2.1.1 Board of Directors
2.2 Intermediary committees of the administration
2.3 Main officers
2.4 Main shareholders
3. Auditors
3.1 Management of the company
4. Transactions with related individuals and conflicts of interest

**V. EQUITIES MARKET**

1. Shareholder structure
2. Share performance in the equities market

# I. GENERAL INFORMATION

## 1. Glossary of Terms and Definitions

The references made in this document to "pesos" or "$", correspond to the official currency of Mexico. The references made to "U.S. Dollars", "U.S.$", "Dollars" or "U.S. dls." refers to the official currency of the United States of America.

In the annual report, the term "ton" refers to metric tons of 1,000 kilograms (equivalent to 2,204.6 lbs.).

Throughout this Annual Report, unless otherwise stated, the terms "the Company" and "Minsa" refer to Grupo Minsa, S.A. de C.V. and its consolidated subsidiaries.

## 2. Executive Summary

### THE COMPANY

The Company is the second-largest producer of nixtamalized corn flour in Mexico and in the world. The Company initiated operations on October 19, 1993, after the acquisition of certain assets and liabilities of Maíz Industrializado Conasupo, S.A. de C.V. ("Miconsa"), producer of nixtamalized corn flour owned by the Mexican government and as part of the privatization of Miconsa conducted by the State. Minsa is the holding company and practically all of the operations are conducted by its subsidiaries. Minsa owns and operates six nixtamalized corn flour production plants located in the most highly populated centers of Mexico and three others located abroad, two in the U.S. and one in Guatemala. Minsa owns an additional plant that produces machinery for the tortilla industry and two plants that produce tostadas, chips, tortillas and other foods.

Nixtamalized corn flour is primarily used to produce tortillas, which are the basic food in the diet of Mexicans. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately U.S.$4.2 billion in 2000. Tortillas can be made using two different methods: the traditional method with nixtamal (by grinding corn) and the nixtamalized corn flour method.

The segment of the nixtamalized corn flour method, within the total tortilla market, grew significantly between 1991 and 1998, from approximately 21% of the total corn tortilla market in Mexico in 1991 to approximately 50% in December 1998 (data based on Company estimates). Furthermore, the Company's share of the nixtamalized corn flour market grew from approximately 9% in October of 1993 to approximately 24% on December 31, 2000 (data based on Company estimates). The rapidness of the conversion from the traditional method to the corn flour method of tortilla production has declined significantly in the last few years. Although the Company estimates that the advantages presented by the corn flour method over the traditional method will drive more growth towards its use, the future performance of this segment cannot be guaranteed.

Corn flour demand in the U.S. has risen significantly in the last few years. In order to meet the needs of its clients in the U.S., the Company put into operation a second production line in its Muleshoe, Texas plant. This highly technological production line has the capacity to meet the expected increase in demand of the North American market.

In the past, the Mexican government exercised significant control over the nixtamalized corn industry including a support system for the price of corn and a control system for the price of tortillas. In order to compensate the producers of nixtamalized corn flour for the high corn costs it fixed, and in order to allow the purchasers of nixtamalized corn flour to sell tortillas at the price it set, the Government paid a subsidy to the producers of nixtamalized corn flour in Mexico, which enabled the Company to sell nixtamalized corn flour at a price below manufacturing cost. Although the Government continues participating indirectly in the corn market through the provision of various supports to farmers, the tortilla subsidy system was eliminated on December 31, 1998, the day on which the Government liberated the price of the tortilla, thus fixing all of the prices of the ingredients of the corn-tortilla chain to the open market. The elimination of government subsidies on tortilla prices caused a significant increase in its price, which rose, in historical terms, from an average of Ps. 0.75 in 1995 to approximately between Ps. 4.00 and Ps. 5.00 in 2000. This increase, in addition to other market factors, generated a decline in tortilla consumption of approximately 7% between December 31, 1998 and December 31, 2000, and also declining with it more or less proportionately, sales of the Company and the other companies in the industry. In addition, these circumstances caused a decline in the margins of the Company, which opted to maintain competitive prices in order to maintain its market share and preserve the conversion from the traditional method to the corn flour method. Although the Company estimates that the elimination of subsidies and government controls has not favored the conversion from the traditional method to the corn flour method, the long-term consequences of the elimination of controls mentioned above on the corn flour market cannot yet be quantified.

In November of 1996, the Company completed a financial transaction with the International Finance Corporation ("IFC"), which enabled the restructure of its short-term liabilities.

In 1999, PEO sold approximately 46% of Minsa shares that it owned to certain investment funds owned by Hicks Muse Tate and Furst (jointly "HMTF"). The shares held by PEO and HMTF were subsequently transferred to a trust in which these entities will act as both trustors and trustees. As of December 31, 2000, this trust held approximately 73% of the Company's shares outstanding. As part of the sales transaction that concluded with HMTF's acquisition of shares issued by the Company, these funds undertook, with PEO and other related individuals, various contracts including: (i) the Trust Agreement which has been referred to herein; (ii) a Shareholders' Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements. Lastly, in the context of this transaction, the Company's corporate bylaws bylaws was modified for the purpose of, among other things, eliminating restrictions on the acquisition of Company shares by foreigners and to incorporate certain special rights for minority shareholders such as the requirement of a special voting quorum for the adoption of resolutions related to certain relevant issues.

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for dough, packaged tortillas and machinery and equipment for the production of tortillas. To implement this general business strategy, the Company is currently focused on:

(i) The development of a complete client services program;
(ii) The increase of its operations' efficiencies.

The Company's headquarters are located at Av. Prolongación Toltecas # 4, colonia Los Reyes Ixtacala, Tlalnepantla, Estado de México. The person in charge of providing information is Mr. Javier Eguía Lis Navarro, Manager of Investor Relations; his phone number is: (52 55) 5722-1900.

**Summary of Consolidated Financial Information**

The following information was selected from the Company's consolidated audited financial statements. This information should be read in conjunction with the consolidated financial statements as of December 31, 2000 and is evaluated in its entirety by reference to these, as well as the related notes included in the Addendum of this annual report.

| Financial Highlights | | | | | | | |
|---|---|---|---|---|---|---|---|
| Thousands of Pesos as of Deciember 31, 2000 | | | | | | | |
| | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 |
| Volume (Thousands of Metric Tons) | 421 | 578 | 759 | 747 | 789 | 658 | 640 |
| | | | | | | | |
| Net Sales | 1,892 | 2,382 | 3,729 | 2,672 | 2,738 | 2,229 | 1,950 |
| Operating Income | 64 | 188 | 268 | 122 | 221 | 74 | 147 |
| Net Income | (142) | 180 | 281 | 14 | (59) | (23) | (34) |
| EVITAD | 133 | 284 | 369 | 235 | 344 | 207 | 278 |
| | | | | | | | |
| Total Assets | 2,674 | 3,031 | 3,120 | 3,343 | 3,752 | 3,153 | 3,089 |
| Total Liabilities | 1,022 | 1,390 | 1,142 | 1,075 | 1,606 | 1,139 | 1,093 |
| Cost-bearing Liabilities | 869 | 812 | 865 | 843 | 1,421 | 902 | 938 |
| Shareholdres Equity | 1,652 | 1,642 | 1,978 | 2,276 | 2,147 | 2,014 | 1,997 |

**Chart Comparing the Performance of Minsa's Series "C" Share in the Equities Market**

The following table shows the closing price of the last business day of each month indicated according to Mexican Stock Exchange reports.

| Historical Minsa Series "C" | | | |
|---|---|---|---|
| **Month** | **close** | **Month** | **close** |
| Mar-97 | 11.16 | Mar-99 | 4.45 |
| Jun-97 | 10.30 | Jun-99 | 2.90 |
| Sep-97 | 9.98 | Sep-99 | 2.50 |
| Dic-97 | 5.90 | Dic-99 | 4.90 |
| Mar-98 | 4.70 | Mar-00 | 5.00 |
| Jun-98 | 4.68 | Jun-00 | 4.57 |
| Sep-98 | 3.50 | Sep-00 | 3.70 |
| Dic-98 | 4.30 | Dic-00 | 2.95 |

## 3. Risk Factors

The potential buyers of shares issued by Grupo Minsa should carefully evaluate all of the information contained in this document, and in particular, the following:

### 3.1 Certain Factors Related to the Company

*Government controls on the corn and corn flour industries*

In the past, the Mexican Federal Government exercised control over the corn and corn flour industries, including the imposing of price supports for Mexican corn and price controls on tortillas. The imposed norms and regulations as well as the actions taken in these areas, in many cases, were subject to political and economic factors. The government actions have had and can continue to have a strong impact on the nixtamalized corn flour market, in general, and on the Company in particular. The Company cannot predict the possible effects of changes in the government's policy in this sector.

*The elimination of subsidies has generated increases in consumer prices*

Since the 1950's the authorities provided the Mexican population with a tortilla price that is lower than its real market cost. The reasons for this subsidy were simple: the tortilla is the basic food of choice for Mexicans, it contains high nutritional value, the majority of the population consumes them and its production is relatively inexpensive. Therefore, by supporting tortillas consumers, the government was assuring food for the majority of the population.

In the past, the government subsidies were determined in the following manner:

(a) The government established the price of the tortilla below the market price.
(b) On the other hand, it calculated the price at which CONASUPO had to sell corn to the millers, taking into account the production costs and the related profit margin.
(c) It then established an International Price Indifference ("IPI") based on the price of corn on the Chicago Board of Trade ("CBOT"), plus shipping costs, storage, shrinkage, management and others. The IPI was used as a base to calculate the quota of the subsidy.
(d) The producers of corn flour received additional income resulting from the calculation of the difference between the IPI and the regulated price of corn for millers, applying a conversion factor of 0.938. Historically, this income came to represent nearly half of the Company's total revenue.

The government established ceilings to the quantities of corn flour and corn included in the subsidy programs. Within the corn flour industry, the subsidy was divided by state and by company, based on various criteria.

Eventually the Mexican government reduced its subsidy payments, culminating this process with the complete liberalization of the corn and tortilla market at the beginning of 1999, at which point corn and corn flour began to sell at market prices, eliminating the additional income which nixtamalized corn flour producers received up until that point. This process generated general increases in tortilla prices, which rose in historical terms from an average of Ps. 0.75 in 1995, to approximately Ps. 4.00 to Ps. 5.00 as of December 31, 2000. Notwithstanding the above, the increase in tortilla prices caused by the elimination of the subsidies and the elimination of official price controls has generated a significant decline in the consumption of tortillas, which dropped by approximately 7% between January 1, 1998 and December 31, 2000.

Although the Company estimates that a generalized increase of this magnitude in tortilla prices is highly improbable in the future, it cannot assure that the prices of this product will remain stable since they are subject to free market conditions. Furthermore, while the Company estimates that the drop experienced in the tortilla market has reached its bottom, it cannot assume that future tortilla price increases will not have a significant effect on the total volume of the market.

*Corn Supply*

Corn is the main raw material of the Company and represents over 75% of its variable manufacturing cost. The Company requires large volumes of corn in order to maintain its production levels. Historically the federal government and the state governments have exercised various levels of controls and influence over the price of corn in the market. Although currently the majority of these controls have disappeared and the price of corn is based on free market conditions, the Company cannot guarantee that these controls will not exist in the future nor can it say in which manner these may affect the results of the Company.

Corn imports in Mexico are subject to restrictions. Under certain circumstances, the Company requires imported corn to maintain its margins given that the price of imported corn tends to be lower than domestic corn. In order to import corn without tariffs, the Company and other companies that participate in this sector require an import quota, which is given periodically by the Secretary of the Economy. Although the provision of shares up to a certain quota is part of the NAFTA treaty, the Mexican government has provided shares in excess of the commitments of this treaty in the past. The Company cannot guarantee that the Mexican government will continue to provide said shares in the future and that the Company will obtain the government import shares required to meet its corn needs.

The financial performance of the Company depends upon the price and availability of corn since this represents 70% of its cost of goods sold and 75% of its variable manufacturing costs. The Mexican and global markets have experienced periods of oversupply and scarcity of corn, some of which have affected the Company's operating results. It isn't always possible to predict whether the scarcity or oversupply of corn will occur. In addition, future actions of the Mexican government as well as other governments could affect the price and availability of corn. Any adverse event in the markets could have a substantially adverse effect on the Company's financial position and operating results.

*Privatization: Historical Operating Limitations*

The Company was established on October 13, 1993 upon the acquisition of certain assets, including the "Minsa" brand and certain liabilities of Miconsa, for a total purchase price of Ps. 431.2 million (in nominal pesos as of October 19, 1993). The price was liquidated on October 19 of that year. Therefore, the operating and financial history of the Company is limited to the period from October 19, 1993 to date. Minsa is the holding company and practically all of the operations are conducted by its subsidiaries.

Neither Miconsa nor the Mexican government indemnified the Company for potential contingent liabilities (including environmental and labor liabilities) when it acquired the assets of Miconsa.

*Competition*

The tortilla industry in Mexico is highly competitive and fragmented. The Company and other producers of nixtamalized corn flour compete not only with farmers that grind their own corn but also with approximately 10,000 nixtamalilzed corn millers. These millers are mostly very small companies that combined create the dough to produce approximately 54% of the total number of tortillas consumed in Mexico during the fiscal year ended December 31, 2000. In the nixtamalized corn flour market, the Company's main competitor is Grupo Industrial Maseca, S.A. de C.V., ("Maseca"), which according to the Company's estimates, had a market share of approximately 67% of the nixtamalized corn flour market as of December 31, 2000. The Company considers that due to the expected growth in the demand for nixtamalized corn flour, new competitors, both domestic and foreign, could penetrate the market.

*Dependence on Key Customers*

Diconsa and DIF have represented and continue to represent a significant percentage of the volume sold by the Company in previous years. However, in the last few years, Diconsa and DIF have decreased their purchases of corn flour. The sales volume to these clients is currently conducted in accordance with public bids and direct negotiation, and it is not guaranteed that these sales will continue to be generated in the future. Although, as mentioned previously, the sales to these clients continue to decline as a percentage of the Company's total sales, the loss of either as a client will have a significantly adverse effect on the Company's operations.

*Adverse effects of the Devaluation of the Peso*

In the past, the national currency has depreciated against the dollar, on occasion abruptly and difficult to foresee. In general terms, the devaluations cause an increase in the amount of Company's debt not denominated in pesos.

Secondly, the devaluations increase the interest rate, which causes increases in the nominal interest rates paid on peso-denominated credits. These factors cause an increase in the requirements to service the Company's debt.

The movements in the exchange rate parity combined with other factors, generated exchange losses Ps. 194,541 thousand in 1998 and Ps. 21,684 thousand in 2000 and a gain of Ps. 16,835 thousand in 1999.

As of December 31, 1999 the exchange rate was Ps. 9.49 per dollar, compared to Ps. 9.60 per dollar as of December 31, 2000. As of December 31, 2000, approximately 75% of the Company's debt was denominated in foreign currency. During the fiscal year ended December 31, 2000 only 16% of the Company's revenues were received in foreign currency.

A devaluation of the peso could have a significant adverse effect on the Company's ability to meet its obligations.

*High Inflation Levels and High Interest Rates in Mexico could adversely affect the Company's Financial Position and Operating Results.*

In recent years, Mexico has experienced high inflation levels. The annual interest rate measured according to the National Consumer Price Index was 18.6% in 1998, 12.3% in 1999 and 9.0% in 2000. High inflation in Mexico could cause high interest rates, which could adversely affect the costs and thus the financial position and operating results of the Company.

*Main Shareholders*

As of December 31, 2000, approximately 73% of the shares outstanding and approximately 89% of the voting shares of the Company's capital stock were held by Promotora Empresarial de Occidente, S.A. de C.V. (PEO) and certain investment funds owned by Hicks Muse Tate & Furst (HMTF) in a trust. In the terms of this trust and the Shareholders' Agreement made between PEO, HMTF, the Company and certain related individuals, the adoption of certain resolutions and the exercise of voting rights in the shareholders' meetings regarding certain relevant topics requires the consent of PEO and HMTF, whose corporate rights are exercised in blocks by way of the trustee. Consequently, PEO and HMTF have the ability to nominate the Board members and determine the result of any measure that requires the approval of the shareholders. Should PEO and HMTF not reach an agreement regarding any of the matters identified in the Shareholders' Agreement, PEO or HMTF can initiate a process that would conclude with the sale of the trust's stake to one of the parties or a third party.

The Shareholders' Agreement referred to in the previous paragraph grants PEO and HMTF certain rights and imposes certain obligations in the event that the shares which they own are acquired by a third party. These rights and obligations include: (i) the right of either party to acquire the shares offered to a third-party; (ii) the right of either party to participate proportionate to their holdings in the combined transactions related to said shares with third parties; and (iii) the obligation of the parties to make available to the other their shares being offered to a third party. PEO, HMTF and the Company have, in addition, signed a Registration Rights Agreement which grants HMTF the right, at its discretion, to enlist the Company's shares with the Securities and Exchange Commission as well as to take the measures deemed necessary to realize a public offering in Mexico or the U.S. of shares or securities issued by the Company. The completion of a public offering of PEO and HMTF shares or the update of one of the assumptions contemplated in the Shareholders' Agreement which has been referred to could cause these companies to give up control of the majority of the Company's shares with voting rights, which could result in management changes. This could cause a default on the Company's credit contracts and could have a negative effect on the businesses, the financial position, the operating results and prospects of the Company.

*Dependence on Key Personnel*

The management and operations of the Company depend to a large extent on the contributions of the members of its Board of Directors, the General Manager of Minsa, its CEO Dr. Juan Gargallo Costa, as well as several managers such as José Cacho Ribeiro, Guillermo Turincio Pimentel,

Chief Financial Officer and Luis A. García Serrato, Chief Legal Cousel, among others. Omitting, for whatever reason, the services of these members and directors combined, could have a significant adverse effect on the business, the financial position and the operating results or perspectives of the Company.

*Ecological Factors*

The Company's operations are subject to the laws and federal and state regulations for the environmental protection of Mexico. When the Company acquired several assets of Miconsa, it did not receive any indemnities by this company or the federal government to cover any legal or civil responsibilities, which may arise from environmental contingencies.

In October of 1993 the Mexican government issued the technical environmental standards applicable to the Company and the nixtamalized corn flour industry. Currently some of the Company's plants do not meet certain environmental standards. The strict demand for these requirements to be met could cause the Company to be fined. The Company is currently in the process of meeting these standards and estimates that the cost of these will require an investment of approximately Ps. 10 million over the next few years.

The Company's nixtamalized corn flour plant in Red Oak, Iowa meets the environmental standards required.

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2000, the Texas Natural Resources Conservation Commission ("TNRCC") imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

*Genetically Modified Corn*

In its U.S. plants, the Company processes yellow corn. In the last few years, some seed production companies have introduced genetically improved corn into the market. The governments of Mexico, the U.S. and several European countries have imposed certain limitations on the sale of food prepared with certain genetically modified hybrids. The Company has taken a series of measures to detect the potential contamination from hybrids that are not authorized for human consumption in all of its products prior to shipment. Although it is the Company's opinion that these measures are adequate to guarantee the security of its products, it is not possible to guarantee that future incidents of contamination by genetically modified corn do not occur. Furthermore, it is impossible to quantify the impact that these future incidents of contamination can have on the financial position and results of the operation.

*NAFTA*

On January 12, 1994 the North American Free Trade Agreement ("NAFTA") took effect, which was designed to reduce the trade barriers between Canada, Mexico and the U.S., and thus integrate the economy of North America. The Company cannot accurately predict the effects that the adoption of NAFTA will have on its businesses, financial position or operating results in the long-term. The establishment of this treaty will facilitate the access of the Company's products in the U.S. and Canadian markets, however, in some cases, it will also increase competition for its products in Mexico given that, in the same manner, trade barriers will diminish for the Company's competitors in the U.S. and Canada.

*Legislative Changes*

On December 1, 2000, Vicente Fox Quesada of the National Action Party ("PAN") became president of Mexico, ending the over 70 year presidential government of the Revolutionary Institutional Party ("PRI"). Neither the PRI nor the PAN obtained the majority in the Congress or the Senate. This change in the control of the Mexican government could result in changes in the economic policy and other Mexican policies that could affect the businesses and the results of the Company.

Last year, the Federal Executive branch submitted to Congress a law that considers, among other things, the realization of certain modifications to the Value Added Tax Law. Among the changes proposed is the possibility of adding this tax to nixtamalized corn flour and tortillas. Imposing this tax could negatively impact the operating results and situation of the Company given that (i) the tax would increase the prices of tortillas to consumers which could cause a decline in the consumption of this product; (ii) a large portion of nixtamal producers (flour substitute) operate in the informal economy which insinuates that they would avoid this tax, which would make significantly difficult the competitiveness of the Company with these producers.

The Company cannot foresee if these reforms proposed by the executive branch will eventually be adopted or what the definite content of those reforms will be. The Company can also not anticipate

the manner in which these or other measures adopted by the new government could affect the operating results and the financial position of the Company.

*Price Controls*

Notwithstanding that the products manufactured by Minsa are for popular and massive consumption and furthermore some products are for basic consumption, none of these are subject to price controls by the Mexican government. The Company estimates that this type of control will not present itself in the future, however, it cannot guarantee this situation, which may have an adverse effect on the operating results of the Company.

*Restrictions Derived From the Debt*

Some of the financial commitments of the Company contain obligations, both financial and operational that require it to reach or maintain certain financial ratios and net capital requirements, and restrict the Company's capacity to take on additional debt, sell assets, exercise capital and execute other specific activities. The Company constantly taps the financial markets to finance its operations and normally assumes obligations similar to those previously mentioned, which are considered reasonable. The Company cannot guarantee that by accesing the financial markets it will continue to assume commitments similar to those mentioned above or that it will achieve or maintain the obligations contracted under the actual terms of the financing contracted. Failure to meet these obligations could have significantly adverse affects on the results of the Company. As of the date of this annual report, Minsa is failing to meet certain financial commitments. The Company's management has undertaken a coordinated effort with its creditors for the restructuring of its bank debt. The Company has signed a preliminary letter of intent with these creditors and expects to conclude the restructuring of all of its debt under favorable terms over the course of the next few months. However, this letter of intent does not link said parties and cannot guarantee that the restructuring effort of the Company's creditors will be successful.

*Current Debt Structure*

A significant portion of the Company's debt is short-term denominated. As of December 31, 2000, approximately 69% of the Company's debt is short-term. Althought the Company does not foresee difficulties in meeting its obligations and in rolling over its short-term credits and although it has enough assets to meet its obligations, a general decision of its creditors to not rollover its credits could cause a state of insolvency as a result of the lack of liquidity.

*Changes in Market Conditions*

Since the liberalization of the tortilla market in 1999, which eliminated the subsidy provided to consumers of this product in the past, the tortilla market and consequently the corn flour market have experienced a significant contraction.

To confront the internal environment in which the Company operates, significant changes have been made in its strategy and administrative structure in order to improve the Company's position in the corn flour market, to maximize and stabilize cash flow and strengthen their financial position.

The Company considers that with the strategic steps mentioned above, and the accounting adjustments that have derived from these, it is prepared to optimize its performance within the corn flour market and that its financial statements are more congruent to the actual market conditions and adequately describe the consolidated financial position. However, it cannot ensure that these actions will result in an improvement in its financial statements.

*Dependence on One Market Segment*

The Company derives 96% of its revenues from the production, marketing and sales of nixtamalized corn flour. Therefore, the Company has a considerable dependence on one single business segment. Any circumstance that adversely affects the nixtamalized corn flour market could have an unfavorable impact on the Company's financial position and its operating results.

**4. Other Securities Registered with the RNVI**

The Company does not have other securities registered with the RNVI.

**5. Significant changes in the Rights of Securities Registered with the RNVI**

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 29, 1997, this minute was registered through the signing of public filing 90,424 on May 23, 1997, signed before Mr. Ignacio Soto Borja, notary public number 129 of the City of Mexico, registered with the Public Registry of Property and Commerce of Guadalajara, Jalisco on June 19, 1997 under the entry without number, volume 634 of the First Book of Commerce Registry and on July 25, 1997 in the Public Registry of Property and Commerce of Tlalnepantla in the State of Mexico under section 145 of volume 34 in the First Book of Commerce, in which the Company changed its corporate headquarters from Guadalajara, Jalisco to Tlalnepantla, Mexico. As a result, the shareholders' meetings, which may be attended by all holders of the Company's shares, are, from this point forward, held in the municipality of Tlalnepantla in the State of Mexico.

By virtue of the agreements adopted by the General Extraordinary Shareholders' Meeting conducted on October 29, 1999, this minute was registered through the signing of public filing number 21,761 on October 29, 1999, signed before Mr. Horacio Aguilar Álvarez Alba, notary public number 39 in Tlalnepantla, Mexico. The Company modified its entire corporate bylaws. Among the most relevant changes made in the corporate bylaws are the following:

(i) Approval of the conversion of the Company's shares with voting rights to a single series of ordinary nominative shares not expressed in nominal value, denominated Series "B". These shares give their holders equal rights (with the exception of the right to cancellation which only corresponds to the shares representative of the Company's variable capital stock). This series remained composed of two share classes: (i) Series "B" Class I, represents the minimum fixed capital (which currently amounts to Ps. 260,283,700) without withdrawal rights which is composed of 65,070,925 ordinary nominative shares not expressed in nominal value and without withdrawal rights, which up until the conversion were denominated Series "A" shares; and ii) Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of the 62,519,124 Series "B" shares which were in circulation until then. As a result of this and other modifications to the Company's corporate bylaws, the restrictions against the acquisition of shares from foreigners were eliminated. It is worth noting that the modifications that have been referred to do not affect the Series "C" shares whatsoever, which are the non-voting right shares representing the variable portion of the Company's capital and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*) and the Series "B" shares are freely subscribed therefore they can be acquired or subscribed by Mexican or foreign investors.

(ii) Certain provisions were incorporated into the statutes, which subjugate the adoption of resolutions regarding certain "Relevant Events" (a term which is defined in the Company's corporate bylaws) to a vote of nine of the eleven members of the Board of Directors. Among the "Relevant Events" are: (i) the reimbursement, repurchase and amortization of shares issued by the Company, (ii) the issuance of debt, notes, loans, or other similar instruments, in individual or series form (iii) the provision of rights to register on the exchange for a forced sale of the Company's shares (iv) the adoption of any business plan or budget (v) the naming or removal of the Chief Executive Officer (vi) the provision of any guarantee or the creation of any tax on any asset of the Company (vii) the signing of any contract with shareholders, advisors or board members of the Company (viii) the obtaining of credits in excess of those amounts indicated in the bylaws.

(iii) An Executive Committee was created, the members of which will be selected by a majority vote of the Board of Directors.

By virtue of the agreements adopted by the General Extraordinary Shareholders Meeting conducted on April 30, 2001, during which a minute was signed through the registration of public number 3,532 on May 17, 2001, signed before Mr. Francisco I. Hugues Velez, notary public number 212 of Mexico City, the Company modified its entire corporate bylaws. These changes were made for the purpose of accommodating the corporate bylaws of the Company to the requirements of Circular 11-33 issued by the National Banking and Securities Commission, which was published in the Official Gazette of Mexico on November 23, 2000 and which includes, among other things, the "Code for Best Corporate Practices". Among the most relevant changes in the corporate bylaws are the following:

(i) The incorporation of certain provisions regarding the functions of the Board of Directors including the incorporation of certain obligations of each Member.

(ii) The Company's obligation, when necessary, of providing a form which contains detailed information on and possible alternatives to topics up for vote instruction on how shareholders can submit their votes during shareholders' meetings that they are invited to attend.

(iii) The creation of intermediary organizations that should support the Board of Directors and its Members. Regarding this, the corporate bylaws indicate the creation of an Evaluation and Compensation Committee, an Audit Committee and a Finance and Planning Committee.

Structurally, each of these Committees is composed of members of the Board of Directors and performs functions as an extension of the Board itself in order to provide support in decision-making.

(iv) The Company must have an Internal Auditing Department in charge of valuing the financial information presented periodically to the Board of Directors and that, by the same token, the Company must have an internal control system that covers at least (i) policies and procedures; (ii) segregation of functions; (iii) operations manuals; (iv) legal position of the Company; and (v) protection of assets.

### 6. Destination of Funds (when applicable)

Does not apply

## II. THE COMPANY

### 1. History and Development of the Issuer

Grupo Minsa, S.A. de C.V. was incorporated under the laws of Mexico on October 13, 1993 to acquire and operate certain assets of Miconsa, the nixtamalized corn flour production company owned by the Federal government. Minsa is the holding company and practically all of its operations are conducted by its subsidiaries. On October 19, 1993, the Company, through its newly formed subsidiaries, acquired certain assets of Miconsa, including five nixtamalized corn flour plants and the "Minsa" brand and assumed certain liabilities and obligations of Miconsa (including several accounts payable to suppliers, as well as labor and environmental contingencies) for a total purchase price of Ps. 431.2 million (in nominal pesos as of October 19, 1993). The plants purchased from Miconsa are located in Tlalnepantla, Mexico; Arriaga, Chiapas; Jáltipan, Veracruz; Guadalajara, Jalisco and Los Mochis, Sinaloa. Upon completing this acquisition, the Company's main shareholder was PEO, a company owned by Corporación de la Industria Alimenticia, S.A. de C.V. whose main shareholders are members of the Gómez Flores family. In October of 1999, PEO sold approximately 46.3% of its stake in the Company (equal to approximately 32.3% of the Company's shares outstanding) to HMTF. The shares of PEO and HMTF were subsequently transferred to a trust in which the five entities mentioned act as both trustors and trustees. As of December 31, 2000, this trust held approximately 73% of the Company's shares outstanding. The Company made several fundamental changes in the operation of assets acquired by Miconsa. The Company operates in the private sector with the objective of optimizing profitability for its shareholders, while Miconsa was part of the Federal government, which regulated and provided subsidies for the production, consumption and distribution of nixtamalized corn flour and tortillas.

After the acquisition of the Federal government's assets, the Company adopted a series of measures including: (i) the hire of a professional management team; (ii) the reduction of costs and the increase of margins through improved operating efficiencies; (iii) installed capacity expansion to satisfy the needs of the market; (iv) the installation of a compensation system based on employee incentives and the creation of a new, more dynamic sales force; (v) the creation of new distribution channels; and (vi) the introduction of new products.

In addition to the assets acquired from the Federal government, the Company completed the construction of nixtamalized corn flour plants in Ramos Arizpe, Coahuila in 1996 and Jutiapa, Guatemala in 1998 and in June of 1994 and September of 1996 acquired additional plants in Red Oak, Iowa, and Muleshoe, Texas, respectively. Lastly, the Company concluded the construction of a new plant for the production of machinery and equipment for the tortilla industry in San Luis Potosi in 1998. The Company's current installed production capacity for nixtamalized corn flour totals 1,124.628 tons / year, which compares favorable to the 605,000 tons of installed capacity upon the acquisition of Miconsa's assets.

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for masa, packaged tortillas and machinery and equipment for the production of tortillas. To implement this general business strategy, the Company is currently focused on:

- The development of a complete client service program;
- The increase of its operations' efficiencies.

The Company's headquarters are located at Av. Prolongación Toltecas # 4, colonia Los Reyes Ixtacala, Tlalnepantla, Estado de México; tel: (52 55) 5722-1900.

## 2. Business Description

### 2.1 The corn flour and tortilla industries in Mexico

Nixtamalized corn flour is mainly used in the production of tortillas which main staple of the Mexican diet. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately US$4 billion in 2000. Tortillas can be made using two methods: the traditional method using nixtamal (wet corn dough) and the nixtamalized corn flour method.

The segment of nixtamalized corn flour in the total tortilla market experienced significant growth between 1991 and 1998, increasing from approximately 21% of the Mexican corn tortilla market in 1991 to approximately 50% as of December 31, 1998 (data based on Company estimates). Furthermore, the Company's share in the nixtamalized corn flour market increased from approximately 9% in October of 1993 to approximately 27% as of December 31, 2000 (data based on Company estimates). The rapidness of the conversion from the traditional method to the corn flour method of tortilla production has declined significantly in the last few years and the Company estimates that for the fiscal year ending December 31, 2000, 46% of tortillas produced in Mexico were made using nixtamalized corn flour.

In order to satisfy the future needs of the market, Minsa owns and operates six nixtamalized corn flour plants in Mexico located in the most populated areas, two plants in the U.S. and one plant in Guatemala.

The Company derives 96% of its revenues from the sale of nixtamalized corn flour.

### 2.2 Business strategy

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for dough, packaged tortillas and machinery and equipment for the production of tortillas to tortilla producers. To implement this general business strategy, the Company is currently focused on:

- The development of a complete client service program;
- Increased production capacity in the U.S.
- The increase of its operations' efficiencies.

*Development of a complete customer service program*

The objective of Minsa's marketing strategy is to continue providing its clients with first-rate service. Minsa finds that the most important method of differentiating itself from its competitors and, therefore increasing its market share is through superior service quality. Within the new, liberalized corn and tortilla market, Minsa has positioned itself to dispel the concerns of tortilla producers and corn millers and take advantage of the opportunities that arise in this transition period. The results of surveys conducted by Minsa among tortilla producers indicate that the main concern is the direction in which this industry will go in the future and the survival of traditional industrial companies that they belong to since they fear that they soon will become obsolete. Minsa has responded by implementing a customer service program with two main components: service centers and a service network.

*Service centers*

Minsa operates more than 30 service and distribution centers in the largest and most populated cities in Mexico. Through these centers, it maintains a strong presence in the local markets and close contact with its customers' operations, which improves its image and in the area of service, an area that the Company considers crucial to its business plan. These centers provide corn flour clients with repair parts and other products necessary for their operation (packaging materials, additives, lubricants, etc.) as well as machinery maintenance services and transportation of corn flour. Minsa will further develop its service center distribution network adding more centers and improving the products and services that they provide. The service centers will distribute and install machinery manufactured by Minsa for the production of tortillas and will send personnel to make necessary repairs. Minsa will also uses this network to sell and distribute bagged corn.

*Creation of an information network*

The liberalization of the tortilla industry generated the urgent need to modernize and improve tortilla producers. Minsa plans on creating an information network to assist clients, through its service centers, in the development and improvement of their operations. In time, this network could become computerized.

As a first step, the Company has provided its sales force with handheld computers with which to receive and send market information as well as monitor market trends and competitors' movements.

*ISO 9000*

Minsa S.A. de C.V.'s six corn flour production plants have quality systems based on ISO 9002 version 1994 called "Unified Quality Management System", and is the only company in Mexico certified under the manufacturing criteria given that the operating procedures fall under the same criteria on a national level.

The individual certification of each plant under the ISO system began on August 26, 1996, uniting all the systems under a single platform on August 6, 2000, and currently all quality systems are being converted to version 2000 standards.

*Increase in the production capacity in the U.S.*

In response to the increasing demand for corn flour and the desire to expand our market share in the corn flour markets in Mexico and the U.S., we increased the Company installed capacity to produce up to 1,124,628 metric tons of corn flour for dough per year as of December 31, 2000.

This represents an increase of approximately 86% when compared to the date on which the Company was purchased in October of 1993. The Company currently owns and operates six corn flour production plants in the most populated regions of Mexico, two plants in the U.S. and one plant in Guatemala. The Company has significantly improved the five plants purchased from the Mexican government, which currently operate modern equipment, which has significantly reduced costs and improved the quality of Minsa's products. The Company just put into operation a second production line at its Muleshoe, Texas plant. This production line has state-of-the-art technology with which it has the capacity to meet the increasing product demands of the U.S. market. In addition, the plant in Guatemala is also in the process of installing a second production line in 2002.

*Increase in operating efficiency*

Another of Minsa's main objectives is the improvement of its operating margins through the improvement of its production process efficiency. Minsa hopes to reach this goal through the continued reduction of costs. Since its initiation, the Company has taken considerable steps in the improvement of its overall efficiency. In particular, it has substantially increased its additional capacity and simultaneously increased the productivity of employee per hour. In addition, it has invested significant capital to improve its productivity, reduce conversion costs in its current plants and automated its production processes.

**2.3 Tortilla industry subsidies**

Since the 1950's the authorities provided the Mexican population with a tortilla price inferior to its real market cost. The reasons for this subsidy were simple: the tortilla is the basic food of choice for Mexicans, it contains high nutritional value, the majority of the population consumes them and its production is relatively inexpensive. Therefore, by supporting consumers of tortillas, the government was assuring the nutrition of the majority of the population.

In the past, the government subsidies were determined in the following manner:

(a) The government established the price of the tortilla below the market price.

(b) On the other hand, it calculated the price at which CONASUPO had to sell corn to the millers, taking into account the cost of production and their profit margin.

(c) It then established an International Price Indifference ("IPI") based on the price of corn on the Chicago Board of Trade ("CBOT"), plus shipping costs, storage, shrinkage and others. The IPI was used as a base to calculate the quota of the subsidy.

(d) The producers of corn flour received a complementary income resulting from the calculation of the difference between the IPI and the regulated price of corn for millers, applying a conversion factor of 0.938.

The government established ceilings to the quantities of corn flour and corn included in the subsidy programs. Within the corn flour industry, the subsidy was divided by state and by company, based on various criteria. The criteria used to determine the quota of each corn flour producer was based on their average market share.

Due to increasing budget constraints, the Mexican government reduced its subsidy with the intention of completely liberalizing the corn and tortilla market in the beginning of 1999.

The government's intentions were reflected in a series of changes in their subsidy policy:

a) Before October 1995, Mexican corn flour producers received a subsidy for practically all of their sales of this product.

b) As of this date, the Mexican government suspended all subsidies on retail sales of corn flour.

c) As of December of 1995, it also suspended the subsidies on sales of corn flour to the System for Integral Family Development ("DIF") and to the Distribuidora Conasupo, S.A. de C.V. ("Diconsa").

d) In August of 1996, it imposed various ceilings to the difference states on the amount of corn flour sold by the four corn flour producers that could receive subsidies.

e) In September of 1997, the National Company of Sustenance for the People ("Conasupo") installed among almost 37,000 Mexican tortilla producers an electronic card system ("STE"). Under this new system, (i) the global ceiling on the amount of tortillas subsidized throughout Mexico remained intact, (ii) ceilings imposed on companies and states were eliminated, (iii) new monthly ceilings were imposed on the amount of subsidized corn flour or dough that each tortilla producer could purchase, varying according to their average tortilla sales volume, and (iv) the electronic cards given to the tortilla producers served to supervise and control the amount of corn flour and corn dough that each tortilla producer was allowed to purchase.

f) In February of 1998 the government increased the price of tortillas from Ps. 1.90 to Ps. 2.20 per kilo (2.2 lbs/1 Kg) (historical amounts).

g) In May 1998, to Ps. 2.60 (historical amounts).

h) And in September of 1998 to Ps. 3.00 (historical amounts).

The last price increase implied that the price of corn sold by the government would be equal to the international price of corn, or the price without subsidies for consumers of corn and corn flour.

Tortilla prices were liberalized on January 1, 1999, which enabled corn and corn flour to be sold at market prices, and eliminated the complementary revenues of corn flour producers.

Minsa supported the liberalization of the industry because it estimates that these conditions would generate a true market dynamic and would enable the Company to take advantage of the tremendous growth potential of this sector.

**A. Core business**

Minsa is the second largest producer of corn flour in Mexico, with a market share of 25%. Minsa owns and operates six corn flour production plants in Mexico, two in the U.S. and one in Central America, which totals a production capacity of approximately 1.1 million tons per year.

Minsa's main product, corn flour, represents more than 96% of its revenue. Corn flour is the main ingredient of tortilla production, the main staple of the Mexican diet. Per capita consumption of tortillas in Mexico is equal to 12 tortillas per day or 170 lbs. (slightly over 76 kg.) per year. In addition to producing various types of corn flour, the Company produces fresh corn tortillas and fried corn products, which represent around 4% of its sales.

Tortillas can be made using two different methods; (i) the traditional method, of using wet corn dough and (ii) the modern method, of using corn flour. Although the traditional method has been used for generations, the use of corn flour to make dough for tortillas has grown in the last few years. The Company estimates that as of December 31, 2000, corn flour was used to produce 46% of tortillas in Mexico.

The production of tortillas using corn flour has several advantages over the traditional method, among them are: (i) greater uniformity of product quality, (ii) higher production yield, (iii) lower production costs, (iv) a longer shelf life and (v) more sanitary and environmentally safe production processes. Despite these advantages, the market share of corn flour, which is different from the traditional method in taste and texture, has not increased.

Corn flour is the main ingredient in the production of tortillas, the main staple of the Mexican diet. The tortilla is the most important part of the food sector in Mexico. Thus, the tortilla industry is one of the largest in Mexico and it is estimated that it represents around US$4.2 billion. It is composed of approximately 45,000 tortilla producers, 10,000 corn millers and four corn flour producers, including Minsa. During the last seven years, the annual growth rate of tortilla consumption in Mexico was 2.5%.

### A.1 Nixtamalized Corn Flour and Tortilla Production Methods

Tortillas can be prepared in two ways: (i) the traditional method ("nixtamal") in which corn is cooked in water with lime and then ground to obtain nixtamal; or (ii) through an industrial process in which nixtamalized corn is dried then transformed into dough upon adding water. Farmers and millers produce nixtamal using the traditional method and tortilla producers can make tortillas using the dough that they acquire from the traditional millers or the dough they prepare from nixtamalized corn flour.

This diagram shows the difference methods in which corn is transformed into tortillas in Mexico:


PRODUCER
CORN
SELF CONSUMPTION
TORTILLA
CONSUMER
CORN
MILLERS
DOUGH
BULK
TORTILLA
CORN
CORN
TRADERS
FLOUR
RETAIL
FLOUR
TORTILLA
PACKAGED TORTILLAS
CORN
CORN FLOUR
CORN
FLOUR
DICONSA DIF
FLOUR

Making tortillas using the nixtamalized corn flour method provides various advantages over the traditional method, including: (i) the consumption of a third less water and 40% less fuel on average, (ii) on average one kg. of corn transformed into nixtamalized corn flour yields more tortillas (with one kg. of corn, 1.54 kg. of tortilla are produced) than the same amount of corn used in the traditional method (with one kg. of corn 1.40 kg. of tortilla are produced); (iii) in Mexico, the majority of corn millers that use the traditional method discharge their residual water, untreated, into the public drainage system or they eliminate them inappropriately from the environmental standpoint; on the other hand, in the majority of its plants, the Company treats and processes its waste water that results from the production of nixtamalized corn flour; and (iv) nixtamalized corn flour is easier to transport, more hygienic and has a shelf life of approximately three months, which compared favorable to nixtamal which is difficult to handle and distribute, and is good for 4 to 24 hours. This limits the useful life of nixtamal, restricts its distribution area and use, limiting its market to the surroundings of the mill, as opposed to nixtamalized corn flour whose shelf life permits its distribution and sale to a larger geographic area, which includes remote regions where consumers do not have access to nixtamal.

Despite the advantages of making tortillas using the nixtamalized corn flour method, the Company estimates that in 2000, approximately 54% of the tortillas consumed in Mexico were made using the traditional method. The success of the efforts to promote the use of nixtamalized corn flour to make tortillas (conversion to flour) in Mexico will depend to a large extent on changes in preference to tortillas made with nixtamalized corn flour, given that the texture and flavor differs from tortillas made using the traditional method.

The following table illustrates the growth of the nixtamalized corn flour segment in the tortilla market during the period indicated, according to Company estimates.


50%
40%
30%
20%
10%
0%

| | Oct' 93 | 1994 | 1995 | 1996 | 1997 | 1998 | 2000 |
|---|---|---|---|---|---|---|---|
| Percentage | 21% | 23% | 30% | 50% | 48% | 50% | 46% |

**A.2 The Tortilla Industry and Nixtamalized Corn Flour**

Minsa competes with three other players in the corn flour market, the largest of which is Maseca. Minsa estimates that it has a market share of 25%, which added to the 67% market share of Maseca represents 92% of corn flour volume in Mexico.

Taking into account the corn millers and self serve tortilla producers, Minas has a market share of approximately 12% in the Mexican tortilla market.

During more than four decades, the growth of the corn flour industry was closely linked to the growth of the tortilla market, which grew proportionate to the population. Despite the fact that the producers of corn flour urge tortilla producers to switch from the traditional method to the corn flour method, this industry began to flourish in 1990. Afterwards, the percentage of tortillas prepared with corn flour increased rapidly, from 21% in 1991 to approximately 46% in 2000.

This rapid growth was due to the start of the Mexican government's support for the corn flour method because, while it lowered costs and increased efficiency, it reduced the government subsidies for farming. The interruption of the growth of conversion to corn flour in 1997 and 1998 was due to the subsidy ceilings that were imposed in August of 1996. It is expected in the foreseeable future that the growth of corn flour consumption will continue, especially due to the elimination of corn subsidies in 1999.

**A.3 The Tortilla Industry and Nixtamalized Corn Flour in the U.S.**

The U.S. market is entirely different from the Mexican market. In the U.S. neither subsidies nor government intervention exist and there is a free market. The U.S. market is highly complex and demands more variety in flour for corn dough. Minsa has had success in this market and continues striving to increase its market share, which it estimates is currently approximately 18%.

In the U.S. the demand for flour for corn dough is growing due to the popularity of the food and Mexican restaurants and to the growing number of the Hispanic population. Minsa continuously works towards producing flour for corn dough with the highest quality and best prices for its consumers.

The movement of Mexican food from niche markets to the normal market has increased sales of corn and chips, tamales and other corn products. Furthermore, it has also increased its use of flour for corn dough. According to Company estimates, currently 70% of corn chips and tortillas are produced with flour for corn dough.

Minsa expects the use of flour for corn dough to continue growing as companies verify the cost of corn processing equipment and seek simpler production methods.

Minsa's two plants in the U.S. have certainly contributed to the increase in market share of the Company in the U.S. and the development of new products that meet the needs of its consumers. These two plants were responsible for the recent addition of superwhite, organic and blue flour product lines of Minsa.

**A.4 Nixtamalized Corn Flour Production**

Minsa sells various products; among the largest is corn flour for dough to tortilla producers, which represented more than 80% of Minsa's volume during 2000. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately US$4.2 billion in 2000.

The Company produces flour for corn dough sold under the "Minsa" brand. At the Company's plants, flour for nixtamalized corn dough is made using a process, which begins by acquiring corn that the Company stores in silos. The corn is weighed, cleaned and analyzed before moving on to the grinding process. During the nixtamalization process, the corn is cooked in water for approximately 90 minutes, upon which lime is added to soften the grains and enable it to cook uniformly. Afterwards, the cooked corn is ground and dehydrated. After drying and cooling the flour, when necessary, additives are added to, finally, sift the flour before packing and storing it for sale.

The process of producing nixtamalized corn flour can be summarized by the following diagram:



CORN TO THE SILO
SILO
COOKING PROCESS
COOLING
WASHING
DEHYDRATION
DRYING CYCLE
MILLING
FINE MILLING
COOLING CYCLE
SIFTING
TO WAREHOUSE

Corn flour is packaged mainly in large format, of 20 and 40 kilos, and the packaging and handling costs are low. Minsa prepares corn flour according to the specifications of certain clients and government entities.

**A.5 Other Products**

In addition to flour for corn dough to make tortillas, the Company produces and distributes other products under the "Minsa", "La Única", "Paisano" brands and other related brands. These products – tortillas, tostadas, fried corn products, cornmeal, atoles, chilaquiles, flour for making tamales, etc.— are only distributed in Mexico City and the Central States of Mexico, and represent a small portion of revenues.

Recently, Minsa initiated the production of machinery to make tortillas as part of the operation of the plant installed in San Luis Potosi. Tortillas stores, known as *tortillerías*, each has an average of 1.5 machines, with an average life of 10 years. Minsa's production plant has the capacity to manufacture 200 machines per year, each sold at approximately US$ 8,000. Celorio currently dominates the tortilla machinery market, with a market share above 70%. Lagging far behind are Maseca and Casa Herrera, in second and third place, respectively, according to Company estimates. Tortilla machinery adds value since it consumes less electricity and requires less maintenance than the competition's machinery.

**B. Distribution channels**

**B.1 Sales and distribution**

The sales force has played a key role in the rapid growth of the Company. Given that corn flour is a product with more or less uniform characteristics, the only way of differentiating this product is by offering better service. A solid sales force positions the Company to expand its strategy of attracting clients in a fully liberalized tortilla market.

Minsa operates over 30 stores in Mexico and distributes its products mainly to tortilla producers, the Mexican government, retailers, wholesalers and supermarket chains. Its main product, flour for corn dough, is distributed by independent shipping companies whose costs are generally absorbed by Minsa's clients. On the other hand, pre-packaged tortillas and similar products are distributed by the Company's own fleet of vehicles.

**B.2 Sales policy**

Minsa sells corn flour to tortillerias according the conditions established in the corporate domain and by the sales managers of each plant. The individual salespeople are not authorized to decide on the sales conditions. The sales conditions for the two Mexican government agencies (Diconsa and DIF) that redistribute corn flour to the poorest segments of the Mexican population are determined by (i) public bid, arranged by said organizations or (ii) negotiations between them and the Company, when they decide to utilize the method of direct assignment. In the last few years, Diconsa and DIF have been the largest purchasers of the Company's corn flour, however, they have been continuously reducing their corn flour purchases.

**B.3 Sales force**

Minsa's sales force is responsible for the sale of all its products. The fact that the differentiation of products in the tortilla industry depend on provision of better service make the sales force a vital part of the Company's growth.

Minsa's sales force has been an integral part of its success. The assets Minsa acquired in 1993 did not include a list of clients (except for the identification of certain past due accounts), nor did it include credit histories or sales contracts (except for an exclusive supply contract for DIF to cover its demand for corn flour in 1994). Nevertheless, since then to date, Minsa has increased not only its sales volume but also its number of customers. As of December 31, 2000, Minsa had a portfolio of over 5,000 clients, which represents an increase of 91% when compared to its portfolio in October of 1993, which was composed of approximately 2,700 clients.

**B.4 Customer support**

The Company offers tortilla producers technical support for the operation and repair of the machinery to make tortillas. This service does not include the cost of replacement parts or the necessary components to service the machines.

**B.5 Distribution and packaging**

Minsa sells flour for corn dough in two formats: (i) 20 and 40-kg packages, mainly to tortilla producers; (ii) 1-kg packages mainly to Diconsa and DIF and to a lesser degree to retailers and supermarkets. Besides being designated the official provider of DIF when Minsa was privatized in 1993, it was also approved as provider of Diconsa in 1994.

Minsa sells pre-packaged tortillas in two formats: 600-gram and 1-kg plastic bags, mainly to supermarkets and retail stores in the Mexico City metropolitan area and other states in Central Mexico. It also sells wheat tortillas, tostadas, fried corn products, chilaquiles, atoles, cornmeal and flour to make tamales.

The following table shows the total sales of flour for corn dough, in metric tons, during the periods indicated:

**B.6 Sales by distribution channel and sales mix**

| | Fiscal Years ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 1998 | | | 1999 | | | 2000 | | |
| Package Sizes | Tons | % Growth | % Mix | Tons | % Growth | % Mix | Tons | % Growth | % Mix |
| 1 KG PACKAGE (1) | | | | | | | | | |
| DIF | 30,251 | 14 | 4 | 21,433 | -29 | 3 | 12,846 | -40 | 2 |
| Dicconsa | 81,444 | 16 | 10 | 70,413 | 14 | 11 | 38,526 | -45 | 6 |
| Other | 0 | 0 | 0 | 0 | 0 | | 0 | 0 | |
| Total mexican gogernment | 111,695 | 16 | 13 | 91,846 | -18 | 14 | 51,372 | -44 | 8 |
| Third Persons (stores) | 23,691 | 42 | 3 | 32,542 | 37 | 5 | 31,858 | -2 | 5 |
| SUBTOTAL BULK (2) | 135,386 | 20 | 17 | 124,388 | -8 | 19 | 83,230 | -33 | 13 |
| Tortilla Producers | 649,713 | 7 | 83 | 527,751 | -19 | 81 | 557,009 | -6 | 87 |
| Other Producers | 4,433 | 30 | 0 | 5,383 | 21 | 0 | 0 | 0 | 0 |
| SUBTOTAL | 654,146 | 7 | 83 | 533,134 | -18 | 81 | 557,009 | -4 | 87 |
| MANIX (3) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL (4) | 789,532 | 6 | 100 | 657,522 | -17 | 100 | 640,239 | -3 | 100 |

(1) Corn flour in 1-kilogram packages.
(2) Corn flour in 20 and 40-kilogram packages.
(3) These figures do not include sales of pre-packaged tortillas in 1995 and 1996.

### B.7 Marketing and promotions

To promote the substitution of nixtamal with flour for corn dough in the making of tortillas, Minsa launched a national marketing campaign in 1995. The goals of this campaign were to make consumers aware of the advantages of making tortillas with flour for corn dough and increase the brand recognition of "Minsa". The campaign was publicized through the mass media – television and radio – periodically during peak audience times. Since 1997, Minsa changed its publicity focus and adopted marketing strategies at points of sale and stores.

## C. Patents, Licenses, Brands and Other Contracts

The Company owns the "Minsa" brand and various related brands and designs, both in Mexico and abroad. The "Minsa" brand is mainly used to sell nixtamalized corn flour. Recently, the Company has introduced corn fécula, atoles and flour for tamales under this brand.

The Company produces and sells packaged wheat and corn tortillas, tostadas, totopos and other fried corn products under the brands "La Unica", "Paisano" and other related brands.

The Company estimates that its brands are sufficiently protected in Mexico, the U.S., Canada and Central America. The Company is not aware of any proceedings regarding its registered brands.

The Company owns the licenses for the computer software that it utilizes. Except for these licenses, the Company does not require any special patents or licenses to operate.

## D. Main Customers

In the last few years, Diconsa and DIF have been the largest purchasers, individually, of the Company's corn flour. Historically, DIF and Diconsa combined have represented a large percentage of the Company's sales, and have been declining over the last two years.

In the corn sector, which represented 85% of the Company's revenue in 2000, the portfolio of clients is extremely dispersed among the 5000 active clients that the Company distributes products to regularly; therefore there is no dependence on any particular client. In the U.S., sales are distributed among approximately 170 industrial clients with whom the Company has yearly contracts. Although sales in the U.S. are more concentrated than in Mexico, there is no dependence on any particular clients there.

## E. Applicable Legislation and Tax Regime

### E.1 Ecological Factors

Minsa's operations are subject to federal, state and municipal laws and regulations to protect the environment, including laws regarding water, air and ground contamination, noise, and elimination of toxic waste in Mexico, the U.S. and Guatemala. In Mexico, the main law applicable is the General Law on Environmental Protection. The Company is obligated to take the necessary steps to meet the following requirements: The General Law of Environmental Protection and Ecological Balance on Environmental Impact, The General Law of Environmental Protection and Ecological Balance on the Prevention and Control of Contamination of the Atmosphere, The General Law of Environmental Protection on Toxic Waste Material, Law on the Prevention and Control of Water Contamination and the Law on Environmental Protection Against Noise Pollution, among others, as well as a series of state and municipal laws.

In the U.S., the Company must comply mainly with the following regulations: Clean Water Act; Storm Water Act and Safe Drinking Water Act; Clean Air Act; Toxic Substances Control Act, Toxic

Release Inventory and Occupational Safety and Health Act, OSHA Laws (Occupational Safety and Health Administration, among others, besides certain state rules and regulations.

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2000, the *Texas Natural*

*Resources Conservation Commission ("TNRCC")* imposed a fine on the Company as a result of

failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation. The Mexican government in October of 1993 issued the technical environmental standards applicable to the Company and the nixtamalized corn flour industry. Currently, some of the Company's plants do not meet certain environmental standards. The strict requirements of the laws in place could cause sanctions against the Company. The Company is currently in the process of meeting these requirements and estimates that the cost of these changes will require an investment of approximately Ps.10 million over the next few years.

**E.2 Tax Regime**

Minsa and its subsidiaries are contributing legal entities and are obligated to comply with the fiscal requirements of Income Tax ("ISR") and Asset Tax Laws ("IMPAC"). To meet the fiscal requirements of ISR, Minsa does the following:

1. Depreciation calculated on restated values.
2. Deduction of the total purchases made during the corresponding year.
3. The effect of inflation on monetary assets and liabilities is added or deducted.
4. Until 1998, the general tax rate was 34%. In 1999, the general tax rate was 35% of fiscal profits, with the obligation to pay the tax each year at a rate of 30% (temporarily 32% in 1999) and the remainder upon the distribution of profits. In 2000, the general tax rate was 35% of fiscal profits. Minsa does not declare this tax for companies in Mexico on a consolidated basis, therefore it is obligated to pay ISR for companies that generate profits although other subsidiaries may have fiscal losses.
5. For foreign-based companies, taxes are calculated on individual results according to the laws of each country.

The applicable rate of IMPAC is 1.8% and each payment made for this is written off of the ISR paid. As in the case of ISR, Minsa cannot determine this tax on a consolidated basis for its companies based in Mexico. In terms of rule 330-SAT-IV-B-865 issued by the Internal Revenue Service of Mexico under law GMI-931015-UVS of January 2, 2000, Minsa and some of its subsidiaries (Minsa, S.A. de C.V. previously Maíz Industrializado del Centro, S.A. de C.V., Maíz Industrializado del Sureste, S.A. de C.V., Maíz Industrializado de Occidente, S.A. de C.V., Maíz Industrializado del Golfo, S.A. de C.V. and Maíz Industrializado del Norte, S.A. de C.V.), are not subject to asset tax given that they are sheltered under the Third College Tribunal of the First Administrative Circuit and later confirmed by the First Hall of the Supreme Court of Mexico, which ruled in favor of the corresponding sentence. Note that the subsidiaries mentioned make up the majority of the Company's assets.

In terms of VAT, the Company's products are taxed at a rate of 0%.

**F. Human Resources**

**F.1 Employees**

Since the Company's acquisition of the Miconsa assets, the Company restructured the number, profile and compensation policy of its employees. The Company's labor conditions were renegotiated to provide greater work flexibility and more benefits for employees. At the Company's plants, each employee has an individual work contract and there are no group negotiations. A significant portion of the salaries earned by the Company's sales force is tied to the sales and collections achieved each month. Employee salary increases are approved by the Compensation Committee and are based on an evaluation made by their superiors in hierarchy every six months.

The following chart shows the distribution of employees by area:

**As of December 31,**

| Area | 1998 | 1999 | 2000 |
|---|---|---|---|
| Management | 32 | 30 | 40 |
| Employees | 681 | 604 | 585 |
| Technical personnel | 951 | 844 | 818 |
| Total | 1,664 | 1,478 | 1,443 |

Since its incorporation, the Company has focused on increasing its sales and has developed its own sales force.

**G. Market Information**

The Mexican tortilla industry is composed of approximately 45,000 tortilla producers, millers (producers of nixtamal) and tortilla producing millers, as well as three nixtamalized corn flour producers (including the Company), as an alternative to nixtamal in the making of tortillas. Corn millers represent approximately 54% of total tortilla production in Mexico and are the largest competition for the Company and other nixtamalized corn flour producers. The Company finds that this high market share is largely due to the lack of regulation as well as the large number of corn mills.

In the nixtamalized corn flour industry, which represents the remaining 46% of tortillas produced in Mexico, the Company's main competitor is Maseca, the largest producer of nixtamalized corn flour in Mexico. The Company estimates that in October of 1993, its market share was 9% and at the close of 1993, Maseca had approximately 77% share of the nixtamalized corn flour market. The Company estimates that in December 2000, its market share was approximately 25% while Maseca's market share was around 67%. As a result of the construction of the Company's new plant and the investments made in more productive equipment, the Company's installed capacity reached 1,124,628 tons per year. Currently, Maseca owns nixtamalized corn flour plants in Mexico that distribute and sell nixtamalized corn flour directly to tortilla producers or through distributors. In addition, Maseca, through its principal, Gruma, S.A. de C.V., operates in the U.S., Central and South America in which it produces and sells nixtamalized corn flour, packaged tortillas and other products.

In the U.S., the Company estimates that its share of the open market is approximately 18%, which compares favorably with its share in 1995, which was less than 1%, before acquiring the plant in Muleshoe, Texas.

The following graph illustrates the corn flour sales volume growth of the Company in the market.



2.000
1.000
0
1991
1992
1993
1994
1995
1996
1997
1998
2000
Tons (000's)
1.250
1.498
1.635
2.000
2.397
2.756
2.610
2.620
2.300


**H. Financial Information by Business Line, Geographic Area and Export Sales**

The following table shows the breakdown of sales volume for the reported period:

| Business Line | 2000 | 1999 |
|---|---|---|
| Bulk | 452,232 | 458,976 |
| 1 Kg Package | 94,309 | 121,914 |
| International | 93,698 | 76,631 |
| Total | 640,239 | 657,521 |

**I. Corporate Structure**

Minsa is a holding company that as of December 31, 2000 was direct or indirect owner of the shares of 17 subsidiaries, of which it holds 99.9% of the shares outstanding. The following table lists the most important companies as well as the main activity of each:


Grupo Minsa, S.A. de C.V.
(Tenedora de Acciones)
Minsa, S.A. de C.V.
(Harina México)
Maiz Industrializado de Occidente, S.A. de C.V.
(Harina México)
Maiz Industrializado del Norte, S.A. de C.V.
(Harina México)
Maiz Industrializado del Golfo, S.A. de C.V.
(Harina México)
Maiz Industrializado del Sureste, S.A. de C.V.
(Harina México)
Maiz Industrializado del Noreste, S.A. de C.V.
(Harina México)
Minsa Corp
(Harina EUA)
Maiz Industrializado de Centroamérica, S.A.
(Harina Guatemala)
Servicios Administrativos Minsa, S.A. de C.V.
(personal administrativo)
Servicios Corporativos Minsa, S.A. de C.V.
(Personal Corporativo)
Operadora Minsa, S.A. de C.V.
(Personal Operativo)
La Maquinaria de la Tortilla, S.A. de C.V.
(Batidoras y Tortilladoras)
Comer. de Prod. de Maiz y Derivados, S.A. de C.V.
(Productos de Consumo)
Operadora C.P. Masa, S.A de C.V.
(Personal Operativo C.P. Masa)
Serv. Adm. C.P. Masa, S.A. de C.V.
(Personal Admon. C.P. Masa)

**J. Description of its Main Assets**

In the privatization of 1993, Minsa acquired five plants with a combined capacity of 605,000 tons, and it immediately began expanding and modernizing them. Minsa's strategy has consisted of increasing the production capacity of its facilities located in the territories with the lowest corn flour usage, in which it expects the highest rate of conversion since tortillas are no longer subsidized. Minsa has increased its production capacity in the Jáltipan (Veracruz) plant by 70% and the plant in Tlalnepantla (Mexico City) by 50%. Both plants existed at the time of the privatization. In total, between 1994 and 1998, the capacity of the existing plants increased by 67%.

At the time of the privatization, the majority of the plants were obsolete or insufficient. The new management team completed a vigorous investment program to sustain the team, update the technology and restore the infrastructure. It spent approximately US$11 million in the elimination of bottlenecks and the installation of non-contaminating and cost effective equipment. For example, it installed an electric energy co-generation plant and water treatment equipment in Tlalnepantla, which reduced electricity expenses, water and fuel costs. It also equipped the Tlalnepantla with tortilla production and packaging equipment, to cover the demand for other corn flour products such as fried corn products and packaged tortillas.

It also increased its production capacity in the U.S. through the purchase of plants in Red Oak, Iowa and Muleshoe, Texas, in 1994 and 1996, respectively. Full capacity usage remained constant at 40% in 1993 and 84.9% in 1995. Afterwards, Minsa constructed a plant in Ramos Arizpe (200 Km from Monterrey), which initiated production in 1996. The full capacity utilization of this plant was delayed due to the fact that during the launch phase, the government imposed quotas on subsidized volume based on production volume. These circumstances, combined with the increases in tortilla prices generated by the elimination of subsidies, caused Minsa's total capacity utilization rate to drop to 70% in 1996, 68% in 1997, 73% in 1998, 67% in 1999, 57% in 2000 and 58% in 2000. On the other hand, the installed capacity utilization of the U.S. plants was over 90% at the close of 2000.

This map illustrates the location of the Company's plants in operation in Mexico, the U.S. and Guatemala:


Red Oak, Iowa
Muleshoe, Texas
Los Mochis
Ramos Arizpe
Guadalajara
San Luis Potosi
Tlalnepantla
Jaltipan
Arriaga

The Company's oldest plant was built near Mexico City in Tlalnepantla, Mexico, in 1953. The other plants were built in the cities of: Arriaga, Chiapas, in 1975; Jáltipan, Veracruz, in 1976; Guadalajara, Jalisco, in 1977; Los Mochis, Sinaloa, in 1979; and Ramos Arizpe, Coahuila, in 1995. In addition, the Company acquired a corn flour factory in Red Oak, Iowa, U.S. in 1994 and a nixtamalized corn flour plant in Muleshoe, Texas in September of 1996. The Company has maintenance programs for each of its plants.

Following is a breakdown of the historical capacity utilization rates of Minsa:

**Production capacity (tons per year)**

| Location | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 |
|---|---|---|---|---|---|---|---|---|
| Tlalnepantla (Mexico City) | 189,000 | 189,000 | 218,000 | 300,000 | 300,000 | 300,000 | 300,000 | 300,000 |
| Guadalajara | 142,000 | 142,000 | 142,000 | 167,040 | 167,040 | 167,040 | 167,040 | 167,040 |
| Los Mochis | 118,000 | 118,000 | 125,000 | 150,000 | 150,000 | 150,000 | 150,000 | 150,000 |
| Jáltipan (Veracruz) | 84,000 | 84,000 | 98,000 | 143,028 | 143,028 | 143,028 | 143,028 | 143,028 |
| Arriaga (Chiapas) | 72,000 | 72,000 | 76,000 | 83,520 | 83,520 | 83,520 | 83,520 | 83,520 |
| Ramos Arizpe (Monterrey) | - | - | - | 167,040 | 167,040 | 167,040 | 167,040 | 167,040 |
| Total Mexico | *605,000* | *605,000* | *659,000* | *1,010,628* | *1,010,628* | *1,010,628* | *1,010,628* | *1,010,628* |
| Red Oak, Iowa | - | 12,000 | 12,000 | 12,000 | 12,000 | 12,000 | 12,000 | 12,000 |
| Muleshoe, Texas | - | - | - | 60,000 | 60,000 | 60,000 | 72,000 | 72,000 |
| Guatemala | - | - | - | - | - | 30,000 | 30,000 | 30,000 |
| **Total Minsa** | **605,000** | **617,000** | **671,000** | **1,082,628** | **1,082,628** | **1,112,628** | **1,124,628** | **1,124,628** |

To meet the growing demand for corn flour in the U.S., Minsa increased the capacity of its plant in Muleshoe to 72,000 tons at the end of 2000. In addition, at the end of 1998, it put into operation a small facility in Guatemala with a capacity of 30,000 tons. The Company has completed works with an investment of approximately US$3 million during 2001 to increase its installed capacity in the Muleshoe, Texas and Jutiapa, Guatemala plants. Lastly, the Company has a tortilla machinery production plant in San Luis Potosí with a capacity of 200 units per year.

The Company's plant in Tlalnepantla has equipment to produce and package tortillas fried corn products and other products as well as equipment for the production of whole, cooked and dehydrated corn, with an annual installed capacity of 3,000 and 27,000 tons, respectively. Minsa S.A. de C.V.'s 6 corn flour production plants have ISO 9002 1994 version-certified systems called "Unified Quality Management System", and is the only company in Mexico that meets the manufacturing criteria in all of its operations on national level.

The individual ISO certification of each plant began on August 26, 1996, uniting all of the systems under one platform on August 6, 2000. The quality system is currently being migrated to version 2000 standards.

**J.1 Warehouses**

The Company rents and operates over 30 warehouses strategically located throughout its Mexican territory with the goal of having efficient distribution of its nixtamalized corn flour. In order to strengthen the original distribution centers, the Company has distributors throughout Mexico.

**K. Judicial, Administrative or Arbitration Proceedings**

**K.1 Litigation Regarding Asset Tax**

In January of 1995, the Company and several of its subsidiaries were notified by the Secretary of Treasury and Public Credit ("SHCP") that despite being incorporated in October of 1993, they were subject to paying asset tax. Asset tax is charged at a rate of 1.8% of the net balance of certain assets and liabilities. According the Mexican law, recently formed companies are not subject to this tax for a predetermined period of time. Therefore, the Company initiated proceedings against the notice and the constitutionality of the Law on Asset Tax.

In terms of the rule 330-SAT-IV-B-865 issued by the Internal Revenue Service under file GMI-931015-UVS *on January 2, 2000, Minsa and several of its subsidiaries* (Minsa, S.A. de C.V. previously Maíz Industrializado del Centro, S.A. de C.V., Maíz Industrializado del Sureste, S.A. de C.V., Maíz Industrializado de Occidente, S.A. de C.V., Maíz Industrializado del Golfo, S.A. de C.V. and Maíz Industrializado del Norte, S.A. de C.V.), are not subject to asset tax given that they are sheltered under the Asset Tax Law. This shelter was originally given by the Third Collegiate Tribunal of the First Circuit of the Administration and finally confirmed by the First Hall of the Supreme Court of Mexico upon ruling on the corresponding sentence.

**K.2 Litigation Against Ecoban Finance Limited**

On July 22, 1998, the Company signed five Note Purchase Agreements with Ecoban Finance Limited ("Ecoban") the terms of which committed financing of US$ 38 million to Minsa. In terms of these contracts, Minsa committed to issue and Ecoban committed to purchase on the dates and under the conditions stipulated in the contract, 38 notes at US$ 1 million each. The contracts expressly stated that the obligation of Ecoban to make those reimbursements was firm and unconditional. Ecoban partially failed to meet its obligations of making these reimbursements and gave Minsa only US$ 17 million in financing. The contracts mentioned also indicated that at the maturity of each note (originally issued for a term of six months), Minsa would issue a new document, which would be purchased by Ecoban. This issuance and purchase cycle would continue for a period of seven year. At the conclusion of the first six months period, Ecoban failed to meet the contracts, refusing to purchase the notes issued by the Company. The breach of Ecoban generated damages for the Company including an excessive cost of capital and the loss of corn buying opportunities. Minsa sued Ecoban during the first quarter of 1999, demanding the payment of damages generated by the breach. Subsequently, Ecoban refunded the Company a payment of US$ 7 million for some of the notes issued by Minsa, which were actually in their possession. The process is still pending of resolution. The Company cannot ensure that the conditions considered in the Agreement signed with Ecoban will be satisfactory nor will the repayment terms eventually be rendered favorable to its interests.

### K.3 Proceedings initiated by the Commission for the Conservation of Natural Resources in the State of Texas

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2001, the *Texas Natural Resources Conservation Commission ("TNRCC")* imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

### K.4 Genetically Modified Corn

In its plants in the U.S., the Company processes yellow corn. In the last few years some grain producers have introduced genetically improved corn. The governments of Mexico, the U.S. and several European countries have imposed certain limitations on the sale of food prepared with certain genetically modified hybrids. In October of 2000, the Company and a handful of its customers detected traces of certain proteins contained in a hybrid corn that was not approved by the Food and Drug Administration in the U.S. The Company notified its customers and offered to swap the potentially contaminated lots. Subsequently, some of the Company's clients sued the Company for damages generated by the contamination. The Company sued the supplier of yellow corn as well as the company that initiated the sale of the hybrid in question. Although the Company estimates that these lawsuits will be resolved in its interests, it cannot guarantee the manner in which these proceedings will be concluded.

## L. Shares Representing the Capital Stock

The following information refers to the structure of the Company's capital and describes some of the stipulations of its corporate bylaws. This is not an exhaustive description and should be interpreted in its entirety by making reference to said bylaws, which are registered with the Public Commerce Registry in Tlalnepantla, Mexico.

The Company's capital stock is variable. The minimum fixed portion of the capital stock without withdawal rights is $260,283,700.00 (two hundred and sixty million two hundred and eighty three thousand seven hundred pesos 00/100) and is represented by Series "B" Class I shares, all of which are nominative not expressed at nominal value. The amount of the variable portion of the Company's capital stock cannot exceed 10 times the minimum fixed portion of the capital stock. The variable portion of the Company's capital stock is represented by Series "B" Class II nominative with voting rights shares not expressed in nominal value and by Series "C" nominative non-voting shares not expressed in nominal value.

The shares representing the capital stock are divided into the following series':

(i) Series "B" composed of common and ordinary shares with full voting rights which at all times represent the 100% of shares with voting rights and which, together with the series "C" shares represent at least 75% of the shares which make up the capital stock. The Series "B" shares are freely subscribed therefore they can be acquired or subscribed to by Mexican and foreign investors.

(ii) Series "C" consist of shares without voting rights, representing the variable part of the capital stock, issued under the shelter of the third section of article 14-BIS of the Securities Market Law, through the express authorization of the National Banking and Securities Commission, and at no point in time represent more than 25% of the total capital stock of the Company. The series "C" shares are freely subscribed therefore they can be purchased or subscribed to by Mexican or foreign investors.

The following table illustrates the number of shares of each series, which were in circulation as of December 31, 2000 and the percentage of the total shares outstanding that they represent:

| Series | Number of Shares | Percentage of Total |
|---|---|---|
| Series "B" Class I | 65,070,925 | 41.8 |
| Series "B" Class II | 62,245,124 | 39.9 |
| Series "C" | 29,910,501 | 18.3 |
| Total | 155,641,049 | 100.0 |

**M. Dividends**

The Company plans to reinvest a substantial part of its operation's future profits, although it could pay dividends for the amounts determined periodically. The Company has signed contracts for bank loans that limit its capacity to pay dividends. Any proposal to pay dividends is at the discretion of the Shareholders' Meeting and is based on the Company's results, financial position, cash flow needs, investments in future projects and other factors that are considered relevant for the efficient management of the business. The declaration, amount and payment of dividends will be determined by the General Ordinary Shareholders' Meeting under the terms of the corporate bylaws of the Company in accordance with Mexican law.

According to Mexican law, at least 5% of the net profit of the Company should be assigned to a legal reserve, until the amount of the reserve reaches 20% of the Company's capital stock.

## III. FINANCIAL INFORMATION

### 1. Select Financial Information

The information presented below was selected from the Company's Audited Consolidated Financial Statements. This information should be read in conjunction with the Consolidated Financial Statements as of December 31, 2000 and is qualified in its entirety by reference to them and the related notes included in the Addendum of this annual report.

| Financial Highlights | | | | | | | |
|---|---|---|---|---|---|---|---|
| Thousands of Pesos as of Deciember 31, 2000 | | | | | | | |
| | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 |
| Volume (Thousands of Metric Tons) | 421 | 578 | 759 | 747 | 789 | 658 | 640 |
| | | | | | | | |
| Net Sales | 1,892 | 2,382 | 3,729 | 2,672 | 2,738 | 2,229 | 1,950 |
| Operating Income | 64 | 188 | 268 | 122 | 221 | 74 | 147 |
| Net Income | (142) | 180 | 281 | 14 | (59) | (23) | (34) |
| EVITAD | 133 | 284 | 369 | 235 | 344 | 207 | 278 |
| | | | | | | | |
| Total Assets | 2,674 | 3,031 | 3,120 | 3,343 | 3,752 | 3,153 | 3,089 |
| Total Liabilities | 1,022 | 1,390 | 1,142 | 1,075 | 1,606 | 1,139 | 1,093 |
| Cost-bearing Liabilities | 869 | 812 | 865 | 843 | 1,421 | 902 | 938 |
| Shareholdres Equity | 1,652 | 1,642 | 1,978 | 2,276 | 2,147 | 2,014 | 1,997 |

## 2. Management Discussion and Analysis regarding the Operating Results and Financial Position of the Company

The following information should be read with the Company's Audited Consolidated Financial Statements, as well as the notes, which are included in another section of this annual report.

Generally Accepted Accounting Principles in Mexico require that the financial statements recognize the effects of inflation according to Bulletin B-10 of the Mexican Institute of Public Accountants. The effect of this recognition is to present the information in comparable monetary units and therefore, eliminate the effect of inflation on the financial statements. Unless otherwise stated, or unless the text specifies another format, the financial information included is presented in pesos with purchasing power as of December 31, 2000.

As of January 1, 2000, the Company adopted the rules of Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing" issued by the Mexican Institute of Public Accountants ("IMCP"). In accordance with this bulletin, the Company recognizes the effects of deferred taxes applied to the rate of Income Tax (ISR) corresponding to the temporary differences between the accounting and fiscal balances of assets and liabilities and considering the amortizable fiscal losses that are likely to be applied. Adopting this bulletin meant a significant increase in the investment from shareholders of Ps. 69.9 million Pesos and increased the assets for deferred taxes by the same amount, so that in the year ended December 31, 2000 the asset for deferred taxes increased the net loss of the period by Ps. 1.8 million.

### A. Operating Results

Following are select comments regarding the fiscal year of 2000 and the fourth quarter of 2000, individually:

### A.1 Background

During the year 2000, Minsa registered a growth in its operatig profit of 152.7% and a growth of 42.4% in its EBITDA compared to closing 1999 figures.

### A.2 Volume

As a result of the previously described market situation as previously described, Grupo Minsa's total volume sold in Mexico declined by 2.6.0% during the full year of 2000.

| | 2000 | 1999 |
|---|---|---|
| Bulk | 452,232 | 458,976 |
| 1-kg Package | 94,309 | 121,914 |
| International | 93,698 | 76,631 |
| Total | 640,239 | 657,521 |

**A.3 Prices**

In the fourth quarter of 2000, the average price was Ps. 3,042 per metric ton, which represents a decrease of Ps. 348 per metric ton or 10% compared to 1999.

**A.4 Net Sales**

Consolidated net sales reached Ps.1947.8 million during the quarter, Ps.281.4 million or 12.5% lower than the figure registered during 1999. This decrease is due to the lower volume and the decrease in the average sales prices previously mentioned.

**A.5 Cost of Goods Sold**

During 2000, the cost of goods sold was Ps. 1,443.0 million 15.2% below the figure reported in 1999. Pesos by metric ton decreased Ps. 335 from Ps. 2,588 during the previous year to Ps. 2,253. This reduction was mainly due to the decline in corn prices.

**A.6 Gross Profit**

Gross profit increased 26% during the year, compared to 24% reported during the previous year. Gross profit reached Ps.506.8 million, compared to Ps.526.9 million in 1999. This change reflects the performance of net sales as well as the cost of goods sold, mentioned above.

**A.7 Operating Expenses**

Operating expenses during 2000 were Ps.359.43 million, Ps.94.2 million or 21% lower than those reported during 1999.

**A.8 Operating Profit**

The Company obtained an operating income of Ps.147.4 million in 2000, compared to Ps.73.4 million in 1999, as a result of a higher gross profit.

**A.9 Net Income**

The Company reported a consolidated net loss of Ps. 33.9 million in 2000, Ps. 11.1 million below the net loss of Ps. 22.8 million reported in 1999. This was attributed to the higher operating income, the decline in operating expenses and the favorable impact of the Company's comprehensive cost of financing.

**A.10 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)**

The figure reported this period reached Ps. 278.1 million, which is Ps. 71.0 million higher than in the previous year. This favorable outcome was a result of the Company's operating performance as previously explained.

## IV. MANAGEMENT

### 1. Corporate Bylaws and Other Agreements

### 1.1 Corporate Bylaws

#### 1.1.1 Overview and Relevant Changes

The Company was incorporated on October 13, 1993 as a corporation with variable capital, according to the laws of Mexico with its corporate headquarters in Guadalajara, Jalisco, Mexico. By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 29, 1997, this minute was registered through the signing of public filing 90,424 on May 23, 1997, signed before Mr. Ignacio Soto Borja, notary public number 129 of the City of Mexico, registered with the Public Registry of Property and Commerce of Guadalajara, Jalisco on June 19, 1997 under the entry without number, volume 634 of the First Book of Commerce Registry and on July 25, 1997 in the Public Registry of Property and Commerce of Tlalnepantla in the State of Mexico under section 145 of volume 34 in the First Book of Commerce, in which the Company changed its corporate headquarters from Guadalajara, Jalisco to Tlalnepantla, Mexico. As a result, the shareholders' meetings, which may be attended by all holders of the Company's shares, are, from this point forward, held in the municipality of Tlalnepantla in the State of Mexico.

By virtue of the agreements adopted by the General Extraordinary Shareholders' Meeting conducted on October 29, 1999, this minute was registered through the signing of public filing number 21,761 on October 29, 1999, signed before Mr. Horacio Aguilar Álvarez Alba, notary public number 39 in Tlalnepantla, Mexico, registered on January 5, 2000 in the Public Registry of Property and Commerce in Tlalnepantla, Mexico, under section 699 of volume 38 of the First Book of Commerce. The Company modified its entire corporate bylaws. Among the most relevant changes made in the corporate bylaws are the following:

(i) Approval of the conversion of the Company's shares with voting rights to a single series of ordinary nominative shares not expressed in nominal value, denominated Series "B". These shares give their holders equal rights (with the exception of the right to withdrawal which only corresponds to the shares representative of the Company's variable capital stock). This series remained composed of two share classes: (i) Series "B" Class I, represents the minimum fixed capital (which currently reaches Ps. 260,283,700) without withdrawal rights which is composed of 65,070,925 ordinary nominative shares not expressed in nominal value and without withdrawal rights, which up until the conversion were denominated Series "A" shares; and ii) Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of the 62,519,124 Series "B" shares which were in circulation until then. As a result of this and other modifications to the Company's corporate governance, the restrictions against the acquisition of shares from foreigners were eliminated. It is worth noting that the modifications that have been referred to do not affect the Series "C" shares whatsoever, which are the non-voting right shares representing the variable portion of the Company's capital and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*) and the Series "B" shares are freely subscribed therefore they can be acquired or subscribed by Mexican or foreign investors.

(ii) Certain provisions were incorporated into the bylaws, which subjugate the adoption of resolutions regarding certain "Relevant Events" (a term which is defined in the Company's corporate bylaws) to a vote of nine of the eleven members of the Board of Directors. Among the "Relevant Events" are: (i) the reimbursement, repurchase and amortization of shares issued by the Company, (ii) the issuance of debt, notes, loans, or other similar instruments, in individual or series form (iii) the provision of rights to register on the exchange for a forced sale of the Company's shares (iv) the adoption of any business plan or budget (v) the naming or removal of the Chief Executive Officer (vi) the provision of any guarantee or the creation of any tax on any asset of the Company (vii) the signing of any contract with shareholders, advisors or board members of the Company (viii) the obtaining of credits in excess of those amounts indicated in the bylaws. (iii) An Executive Committee was created, the members of which will be selected by a majority vote of the Board of Directors.

By virtue of the agreements adopted by the General Extraordinary Shareholders Meeting conducted on April 30, 2001, during which a minute was signed through the registration of public number 3,532 on May 17, 2001, signed before Mr. Francisco I. Hugues Velez, notary public number 212 of Mexico City pending registration in the Public Registry of Property and Commerce of Tlalnepantla, Mexico by virtue of its recent attainment, the Company modified its entire corporate bylaws. These changes were made for the purpose of accommodating the corporate bylaws of the Company to the requirements of Circular 11-33 issued by the National Banking and Securities Commission, which was published in the Official Gazette of Mexico on November 23, 2000 and which includes, among other things, the "Code for Best Corporate Practices". Among the most relevant changes in the corporate bylaws are the following:

(i) The incorporation of certain provisions regarding the functions of the Board of Directors including the incorporation of certain obligations of each Member.

(ii) The Company's obligation, when necessary, of providing a form which contains detailed information on and possible alternatives to topics up for vote instruction on how shareholders can submit their votes during shareholders' meetings that they are invited to attend.

(iii) The creation of intermediary organizations that should support the Board of Directors and its Members. Regarding this, the bylaws state that the creation of an Evaluation and Compensation Committee, an Audit Committee and a Finance and Planning Committee. Structurally, each of these Committees is composed of members of the Board of Directors and performs functions as an extension of the Board itself in order to provide support in decision-making.

(iv) The Company must have an Internal Auditing Department in charge of valuing the financial information presented periodically to the Board of Directors and that, by the same token, the Company must have an internal control system that covers at least (i) policies and procedures; (ii) segregation of functions; (iii) operations manuals; (iv) legal position of the Company; and (v) protection of assets.

**1.2 Ownership Rights**

All of the shares participate equally in the dividends, reimbursements, amortizations or distributions. In the case of partially paid shares, these will participate in such dividends, reimbursements, amortizations or distributions if they are paid at the moment of realizing these.

**1.3 Voting Rights**

The Series "B" Class I and Series "B" Class II shares, give their holders full voting rights. The Series "B" shares must, at all times, represent at least 75% of the shares that make up the capital stock and 100% of the total common shares with voting rights. All of the Company's shares are freely subscribed and can therefore be purchased by Mexican or foreign individuals or legal entities.

The Series "C" shares do not have voting rights and were issued under the shelter of the third portion of Article 14-bis of the Securities Market Law. The Series "C" shares can, at no point in time, represent more than 25% of the capital stock. These shares are freely subscribed and can be purchased by Mexican or foreign investors. The holders of these Series "C" shares do not have the minority right to designate Members of the Board of Directors or Deputies.

### 1.4 Cancellation of the registration of shares with the National Securities Registry and Intermediaries

In accordance with the Company's corporate bylaws, in the event of the cancellation of shares registered with the National Securities Registry and Intermediaries, either at the Company's request or due to a resolution adopted by the National Banking and Securities Commission in legal terms, the shareholders that retain control of the Company will be required to conduct a tender offer for the shares prior to their cancellation at the higher price between: (i) the average closing price of the shares during the thirty days that they traded before the offer, or, (ii) the book value of the shares reported to the Commission and the Mexican Stock Exchange for the last quarter prior to the offer, unless the National Banking and Securities Commission authorizes a different price upon authorizing the tender offer due to the corresponding cancellation of the share registration. The shareholders that retain control of the Company will not be obligated to conduct the Tender Offer described above if the consent of 100% of the shareholders is obtained for the cancellation of the shares registered with the National Securities Registry and Intermediaries.

### 1.5 Changes in the capital stock and rights of preference

The fixed portion of the Company's capital stock can only by increased or decreased through a resolution of the General Extraordinary Shareholders' Meeting, while the increases or decreases in the variable part of the capital stock can be completed through a resolution made by the General Ordinary Shareholders' Meeting. The General Shareholders' Meeting, or in some cases, the Board of Directors that decrees the increase, will establish the terms under which the capital increase will be completed.

In the event of a capital increase conducted through a cash payment or through the capitalization of the Company's liabilities, the holders of existing and outstanding shares will have preference to subscribe to the new shares issued or put into circulation to represent the increase, in proportion to the number of shares that they hold, during a period of 15 calendar days as of the date of publication of the corresponding notice in the Official Gazette of the Country or in the official paper in the city of the Company's headquarters.

This right of preference should not be granted if: (i) the share subscription is conducted under the shelter of article 81 of the *Ley del Mercado de Valores*; (ii) it is in reference to the issuance of convertible obligations for shares issued according to article 210 Bis of the *Ley General de Titulos y Operaciones de Credito*; (iii) the shareholders waived this right of preference upon approving a capital increase in the event that treasury shares were issued, (iv) the subscription involves treasury shares that were purchased by the Company in the securities market under the shelter of article 14 Bis of the Securities Market Law, or, (v) in relation to mergers. In accordance with Mexican laws, the rights of preference cannot be waived in advance and a negotiable instrument independent of the corresponding share cannot represent them.

The shares outstanding representing the variable portion of the Company's capital stock can be cancelled by the shareholders in full or partially at the lowest price between: (i) 95% of the value traded on the stock exchange, which is calculated by taking the average trades executed during the 30 days prior the day the cancellation takes effect, or, (ii) the book value of the shares reported in the cash flow statement approved by the General Ordinary Shareholders' Meeting for the fiscal year during which the cancellation took effect. The shareholders that decide to cancel all or part of the variable portion of their shares must notify the Company in writing. If this notification is received before the last quarter of the fiscal year, the cancellation can be completed before the close of the fiscal year; otherwise, it can be completed before the close of the following fiscal year.

### 1.6 Shareholder Meetings

The General Shareholders' Meetings can be Extraordinary or Ordinary. The General Extraordinary Shareholders' Meetings will be convoked to discuss any situation indicated in article 182 of the *Ley General de Sociedades Mercantiles*. All other General Meetings will be Ordinary.

The notices for the Shareholders' Meetings will be conducted by the (i) Board of Directors or the Commissaries; or (ii) a petition from the shareholders representing at least 33% of the capital stock, represented by voting shares (including in limited or restricted form), requested in writing, at any time, that the Board of Directors or the Commissary convene a General Shareholders' Meeting to discuss the specified in the corresponding request.

The notices for the Shareholders' Meetings must be published in the Official Gazette of the Country or in one of the major newspapers in circulation in the city of the Company's headquarters at least 15 calendar days prior to the date of the Meeting.

The General Ordinary Shareholders' Meeting will be conducted at least once a year within four months after the close of each fiscal year to inform of the financial results of the previous year and to approve the report from the Board of Directors. The General Extraordinary Shareholders' Meetings will be conducted whenever there is a topic to discuss included in article 182 of the *Ley General de Sociedades Mercantiles*.

To attend the Shareholders' Meetings, a corresponding admission card must be presented, which will be given only to the shareholders that claim it at least 24 hours prior to the time of the Shareholders' Meeting, as well as through the registration of their shares with the Company's registrar or the certificates or proof of deposit with a credit institution or a stock broker in the terms of the regulations of the Securities Market Law.

For a General Ordinary Shareholders' Meeting to be considered legally according to the first notice, it should be attended by the holders of at least 50% of the Series "B shares and the resolutions will be considered valid when the majority of the votes of the Series "B" shares are in favor. In the event of a second notice, the General Ordinary Shareholders' Meetings could be validly conducted when any number of the common and ordinary shares with voting rights is present and the resolutions will be considered valid when the majority of the Series "B" votes are in favor.

For a General Extraordinary Shareholders' Meeting to be considered legally binding according to the first notice, holder of 75% of the series "B" shares must be present and the resolutions will be considered valid when at least 50% of the series "B" votes are in favor. With respect to Extraordinary Shareholders' Meetings held according to second and subsequent notices, independent of the number of shares represented, the resolutions will be valid when more than 50% of the series "B" shares vote in their favor.

### 1.7 Dividends

Of the net profits of each fiscal year; (i) 5% is separated from the net profits to establish, increase or replace the legal reserve fund until it reaches the equivalent of 20% of the capital stock; (ii) the amounts that the General Ordinary Shareholders' Meeting agrees on applying to create or increase general or special reserves; (iii) of the remaining amount, the Company can reinvest a substantial portion of its profits, although it could also pay dividends in the amount periodically determined, subject to certain exceptions and considerations; and (iv) the surplus, if it exists, will be at the disposal of the shareholders in the General Ordinary Shareholders' Assembly or the Board of Directors if so authorized by the Assembly, who will apply the surplus in a manner deemed appropriate.

### 1.8 Dissolution and Liquidation

The Company will dissolve itself in any of the cases stated in article 229 of the *Ley General de Sociedades Mercantiles*, through the agreement of the General Extraordinary Shareholders' Meeting. The dissolved company will be liquidated. The General Extraordinary Shareholders' Meeting will designate one or more liquidators authorized by Mexican law or by a resolution of the General Extraordinary Shareholders' Meeting that will designate them.

### 1.9 Other Agreements

#### 1.9.1 Contracts with Hicks Muse and HMTF

In October 1999, Promotora Empresarial de Occidente, S.A. de C.V. ("PEO"), one of the Company's largest shareholders, sold approximately 46.3% of its stake in the Company (approximately 32.3% of the Company's float) to HMTF. The acquirers are sponsored by Hicks Muse, a leading global private equity investment fund which has completed, or is negotiating, over 300 transactions with a value of over US$37 billion. The shares owned by PEO and HMTF were allocated to a trust in which the five previously-mentioned entities are both trust and trustees. As of December 31, 2000, approximately 73% of the Company's shares outstanding were under the custody of the trust. As part of the sale and purchase agreement completed with the acquisition of the shares issued by the Company on behalf of HMTF, the capital was subscribed to PEO and other individuals and legal entities through diverse contracts which include: (i) the Trust Contract, previously mentioned; (ii) a Shareholders' Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements.

Regarding the Shareholders' Agreement signed by PEO, HMTF, the Company and other related parties, the adoption of certain resolutions and the exercise of voting rights during the Shareholders' Meeting for certain relevant events requires the approval by PEO and HMTF, whose rights are exercised in large blocks through the trust. Therefore, PEO and HMTF have the ability to appoint most of the board members to the Company and decide regarding any measure to be taken that require the approval from the shareholders. In the case of a disagreement between PEO and HMTF related to some identified issued in the Shareholders Agreement as relevant, PEO and HMTF can initiate a process which will conclude in the sale of the capital under custody to one of the parties or to third parties.

The Shareholders' Agreement referred to in the previous paragraph grants PEO and HMTF certain rights and imposes certain obligations in the event that the shares which they own are acquired by a third party. These rights and obligations include: (i) the right of either party to acquire the shares offered to a third-party; (ii) the right of either party to participate proportionate to their holdings in the combined transactions related to said shares with third parties; and (iii) the obligation of the parties to make available to the other their shares being offered to a third party. PEO, HMTF and the Company have, in addition, signed a Registration Rights Agreement which grants HMTF the right, at its discretion, to enlist the Company's shares with the Securities and Exchange Commission as well as to take the measures deemed necessary to realize a public offering in Mexico or the U.S. of shares or securities issued by the Company. The completion of a public offering of PEO and HMTF shares or the update of one of the assumptions contemplated in the Shareholders' Agreement which has been referred to could cause these companies to give up control of the majority of the Company's shares with voting rights, which could result in management changes. This could cause a default on the Company's credit contracts and could have a negative effect on the businesses, the financial position, the operating results and prospects of the Company.

*International Finance Corporation ("**IFC**")*

On November 25, 1996, the Company entered into a financing agreement with IFC for a US$50 million term loan, guaranteed by its Mexican subsidiaries and a US$10 million equity investment in the Company's Series "B" Shares. Of the US$50 million, the IFC syndicated US$30 million of the total amount to a group of international banks. In addition, the IFC subscribed 6,965,052 Series "B" Shares, representing approximately 4% of the Company's share capital, for US$10 million pursuant to the IFC financing terms. The IFC financing gives the Company access to a US$50 million credit line with an 8-year term and a 3-year grace period at a six-month rate of LIBOR plus 3%. The Company used the total amount of the credit line.

According to the IFC's financing terms, PEO, its shareholders and the Company signed a Share Retention Agreement whereby (i) PEO and its shareholders agreed to maintain ownership of at least 40% of the Company's voting share capital (after the listing). The Share Retention Agreement remains in effect until the later of (i) the date in which the IFC term loan is paid in full, (ii) the earlier of March 16, 2002 and the IFC ceasing to be a Company shareholder and (iii) the date on which the total amount derived from the Put Option Agreement is paid in full (as described below).

In addition, pursuant to the terms of the IFC Financing, PEO, its shareholders and the Company entered into a Put Option Agreement. The terms of the Put Option Agreement require that if by September 15, 2000 (i) the Company has not registered and listed its shares of the same class as the shares of the Company held by the IFC at that time on the Mexican Stock Exchange or an equivalent recognized domestic or foreign securities exchange, or (ii) the Company has not made registration and the listing set forth in the clause (i) the above, and has not completed a public offering of the same class as the shares held by the IFC with the proceeds of not less than US$25 million (net of all fees), then the IFC shall have the right to sell PEO or its shareholders all the shares of the Company, issued according to the IFC financing, (issued pursuant to the IFC Financing at the Exercise Price as described below).

If the Company has registered and listed shares of a class other than that held by the IFC and has completed a public offering of shares of such other class with proceeds of no less than US$25 million, the Exercise Price will be the closing selling market price of the shares of any class of the Company on the date immediately proceeding the date of the notice of exercise given by the IFC. If the Company has not completed any such public offering, the price at which the IFC may offer its shares to PEO or its shareholders will be the higher of (i) the closing selling market price of the shares of any class of the Company on the date immediately preceding the notice of exercise or (ii) the Exercise Price.

The Exercise Price per share means the total of the amount expressed in U.S. dollars, which will be calculated as follows: (a) the result of the Company's consolidated EBITDA (income before interest, taxes, depreciation and amortization) as of December 31, 2002 multiplied by 7.5, (b) the average of the Company's debt obligations as of the last day of each month during the fiscal year ending December 31, 2000 shall be subtracted from results from clause (a) previously explained, and the average of the Company's cash and marketable securities as of the last day of each month during the fiscal year ended December 31, 2000 added to thereto and (c) the amount determined under clause (b) above shall be converted into dollars and divided by the total number of shares issued by the Company.

The Exercise Period begins September 15, 2001 and ends on March 15, 2002.

The Company agreed to the following covenants with the IFC Financing: (1) not to declare or pay any dividend or make any distribution on its share capital, except out of profits earned in any preceding fiscal year and then only if, after giving effect to any such declaration or payment (a) an event of default under IFC Financing has not occurred, (b) the consolidated current ratio (defined as the result obtained by dividing consolidated current assets by consolidated current liabilities) is not above 1.3, and the consolidated total debt to shareholders' equity does not exceed 1.0 and the consolidated long-term debt to shareholders' equity does not exceed 0.67, and (c) the consolidated debt service coverage ratio (defined as cash generation, net income after taxes, plus depreciation, amortization and interest on debt) divided by debt service (the total amount of average principal amortization plus rescheduled interest payments on consolidated debt) is not less than 1.35, (ii) not to incur, assume or allow additional indebtedness, except indebtedness which would not result in (a) the consolidated current ratio falling below 1.3, the consolidated total debt to shareholders' equity to exceed 1.0 or the consolidated long-term debt to shareholders' equity exceeding 0.67 and (b) the consolidated debt service coverage ratio for the four consecutive fiscal quarters immediately proceeding the date upon which the calculation is being made being less than 1.35, provided that new debt may be incurred to replace existing debt on terms which are no less favorable to the Company than the existing debt; (iii) not to enter into, and not permit any of its subsidiaries to enter into any guarantee arrangement or agreement for an obligation of another person, unless such a guarantee would be permissible under the indebtedness test under clause (ii) above and (iv) not to create or permit to exist any lien on any property revenues or other assets, present or future, of the Company, except, (a) any liens existing as of June 30, 1996, (b) any liens not exceeding in the aggregate 3% of the shareholders' equity, (c) any lien on the Company's property existing at the time of the Company's acquisition of such property and (d) certain other limited exceptions.

The Company has complied with the covenants included in the IFC Financing contract and has in its opinion obtained, when necessary, in a proper and timely manner, the required authorization from the IFC to realize certain specific transactions.

## 2. Directors and Shareholders

### 2.1 Management

#### 2.1.1 Board of Directors

The Board of Directors is responsible for managing the Company and consists of 11 members and their alternates, who can only replace their respective member. The Patrimonial Directors and their alternates are elected during the General Ordinary Shareholders' Meeting, with the understanding that the Patrimonial Directors appointed during the General Ordinary Shareholders' Meeting are entitled to participate in the election of their respective alternates.

Shareholders representing at least 10% of the voting shares are entitled to designate one board member of their respective alternate.

If possible, the Company's shareholders try to maintain the number of independent members at a minimum of 20% of the members of the Board of Directors, and the combination of the independent and the patrimonial members to at least 40% of the members of the Board.

The Company has three Committees which support the Board of Directors in its functions: (i) an Evaluation and Compensation Committee; (ii) an Audit Committee; and (iii) a Finance and Planning Committee. Each of these committees is composed by a member of the Board of Directors and it operates as an extension of the Board of Directors to support in the decision making process.

The current Board of Directors was appointed by the shareholders during the General Ordinary Shareholders' Meeting held on April 30, 2001. The members do not receive fees for the performance of their functions. The following table sets forth the members appointed during the meeting indicating if it is an Independent, a Patrimonial or Related Member, in compliance with the Regulation 11-33 issued by the Mexican Securities and Exchange Commission published on November 23, 2000.

| Members | Position | Alternates | Position |
|---|---|---|---|
| Ernesto Moya Pedrola (President) | Patrimonial | María Teresa Pailles | Patrimonial |
| Alfonso Miguel Gómez Flores | Patrimonial | José M. Gómez Vázquez | Independent |
| Armando Gómez Flores | Patrimonial | Jaime Gómez Vásquez | Independent |
| Guillermo Gómez Flores | Patrimonial | Adolfo B. Horn | Independent |
| Luis Huante Rodríguez | Independent | Guillermo Martínez Huitrón | Independent |
| Juan Jaime Petersen Farra | Independent | With no Alternate | |
| Antonio Mijares Ricci | Independent | With no Alternate | |
| Charles W. Tate | Patrimonial | John P. Civantos | Patrimonial |
| D. Christina Weaver | Patrimonial | Paul B. Salvoldelli | Patrimonial |
| Joseph V. Colonnetta | Patrimonial | Edwuard Herring | Patrimonial |
| Tadd H. Chessen | Patrimonial | Eric C. Neuman | Patrimonial |

The Secretary of the Board of Directors is Luis Antonio García Serrato and his alternate is Antonio Cerón Murga. The Statutory Auditors is Gildardo Lili Camacho and his alternate is Javier Soni Ocampo. The Secretary and the Statutory Auditor may attend the Board of Directors meetings, but have no voting rights.

The individuals appointed as alternate members of the Board can only substitute their respective members in the case of temporary or permanent absence.

The following are brief biographies of the members of the Company's Board of Directors:

*Ernesto Moya Pedrola*. Mr. Moya holds a chemical engineering degree from the Universidad de Guadalajara, has an MBA from IPADE and has attended certain graduate classes at the ITESM. For the last 20 years he has held several managerial positions at various companies in the financial and industrial sectors. In 1995, Mr. Moya founded Evaluación y Manejo de Empresas, S.A. de C.V., a business consulting firm affiliated to Hicks Muse, a private equity investment firm headquartered in Dallas, Texas. He is currently the President of the Board of Directors of the Company, as well as Cyma Unión de Crédito, Vidrio Formas, Grupo Marzam and member of the board of MVS. He is 56 years old and has been member of the Board for 2 years.

*Armando Gómez Flores.* He is President of the Board of Directors of GIG Desarrolladores Inmobiliarios, S.A. de C.V., which he co-founded with members of his family. He is also the Company's Advisory and member of the Board of Directors of Grupo Empresarial G, S.A. de C.V., Consorcio Inmobiliario G, S.A. de C.V., Regional Advisors to Banamex, S.A., Club Puerta de Hierro, A.C., Club Valle Real, A.C. and the American Chamber of Commerce, A.C., Palomar Country Club, A.C. He was Vice Presidente at Cámara de la Industria de la Construcción, A.C. in Jalisco. Mr. Gomez Flores is currently Director of PROVIVAC Jalisco and National Sub Director of PROVIVAC Federación en México, D.F. He is 47 years old and has been member of the Board for 8 years.

*Luis Huante Rodríguez* is consultant to various companies of the financial sector and the Chief Executive Officer of Diagnostico y Evaluaciones, S.C. He holds an accounting degree from Universidad del Valle de México. He is 45 years old and has been member of the Board for 8 years.

*Juan Jaime Petersen Farah.* Mr. Petersen is currently Chief Executive Officer of Petersen y Jiménez, S.C. a financial consulting firm established in 1995. Previously, he was Chief Executive Officer at Grupo Mexicano de Video, S.A. de C.V., an entity created with the goal of operating and developing the Blockbuster franchise in Mexico. Mr. Petersen has serviced the Economic Board of the Jalisco Chamber of Commerce and advises diverse educational institutions regarding economic and sociologic issues. Previously, Mr. Petersen was Advisor to American Breco Corporation in Houston, Texas. Mr. Petersen has a degree in Economics and has made studies in Social Science. He is 44 years old and has been on the Board for 4 years.

*Charles W. Tate.* Mr. Tate started as a Partner in Hicks Muse in 1991 and is member of the firms' board of directors. He has over 30 years of experience in the financial and banking businesses. At

Hicks Muse he has been key in the establishment of the company's presence in New York, in obtaining capital, in the organization, structuring and supervision of investments and in expanding its investment activities in Mexico and Latin America. Previously, Mr. Tate worked at Morgan Stanley & Co. for 19 years in the M&A area, and then, for two and a half years, he became director of the banking division. Prior to joining Morgan Stanley, Mr. Tate worked for Bank of America in New York from 1968 to 1971. Mr. Tate is member of the Board of various companies in which the firm has invested. Mr. Tate has a degree in Business Administration from the University of Texas and an MBA from Columbia University. He is 56 years old and has been member of the Board for 2 years.

*Joseph V. Colonnetta*. Mr. Colonnetta is a Partner at Hicks Muse, Tate & Furst. Prior to joining the firm, he was a Partner at Metropoulus and Co. where he participated in the acquisition of International Home Foods; he was also Vice Presidente at Del Monte Latin America and oversaw the activities of Chirardelli Chocolate Company and Morningstar Foods. Additionally, he performed several operative and managerial tasks at companies of Bass Investment Partners and Openheimer & Co. Mr. Colonnetta has a degree in Business Administration from University of Houston. He is 39 years old and has been member of the Board for 2 years.

*Luis Antonio García Serrato* is the Corporate Legal Director for the Company, Almacenadora Mercader, S.A. and Fomento e Ingeniería en Comercialización, S.A. de C.V. as well as the Secretary of the Board of Directors of those companies. Between 1996 and 1998 he was Minsa's Executive Director of Operations in United States. Prior to joining Minsa in 1994, he was an Associate at Santamarina y Steta, S.C. Mr. García holds a law degree from Escuela Libre de Derecho and completed studies in Business Administration at Instituto Tecnológico Autónomo de México. He is 34 years old and has been member of the Board for 8 years.

**2.2 Management Intermediary Committees**

The Board of Directors designated three committees, which consist of the Audit Committee, the Finance and Planning Committee and the Compensation Committee. Each of these committees is to be composed of an odd number of members. These Committees are composed mostly of Independent Directors, including the President, and has with the participation of Minsa's Statutory Auditor, who must attend (but not vote at) meetings of each of its committees.

The Committee members will remain in their positions for a year or until a newly appointed person takes over their position. The President and the Secretary are elected by the members' votes and the President's vote does not count in the event of tie.

The Committees will meet at anytime in which, either one or both, the President or the Secretary of the Board of Directors or any of its members, or the President or the Secretary of the respective Committee solicit a meeting. During each meeting, they will report to the Board of Directors of its activities. In addition, the Audit Committee will present an annual report during the Annual Shareholders' Meeting.

The member of the Committees, designated by the Board of Directors, act as the electoral college in terms of the Company's bylaws, and their faculties cannot be designated to an alternate such as Directors, Managers, Counselors, Commissioner or other equivalent. To be legally installed, the meetings of the Committees require the presence of at least most of its members, and its resolutions will be adopted upon the favorable vote of the majority of its members. The Statutory Auditor will be invited to the meetings but does not have the right to vote.

### 2.3 Executive Officers

The daily operation and management of the Company's businesses are the responsibility of the Chief Executive Officer, appointed by the Board of Directors.

The management of the Company is integrated by a team of professionals with vast experience in the industry. The following table presents information concerning the current senior management:

| Name | Title | Years | Years in the Industry |
|---|---|---|---|
| Juan Gargallo Costa | General Director | 8 years | 20 years |
| José Cacho Ribeiro | Executive Director | 8 years | 15 years |
| Antonio Canales Barajas | Human Resources Director | 8 years | 18 years |
| Guillermo Turincio Pimentel | Chief Financial Officer | 1 year | 1 year |
| Luis A. García Serrato | Legal Director | 7 years | 7 years |

*Juan Gargallo Costa* has been General Director of the Company since its constitution in October 1993. Between 1987 and 1992 was General Director at Ralston Purina México, Before that he was Administrative Director at Ralston Purina South Korea and Deputy Administrative Director at Ralston Purina Spain. Mr. Gargallo obtained a degree in Nutrition from Iowa University, USA in 1980. He is Veterinarian from Universidad de Zaragoza.

*José Cacho Ribeiro* started working for the Company in 1994 and has been Minsa's Executive Director since 1998. Before joining, he worked at Ralston Purina México, as Regional Director of Operations. Mr. Cacho is a Veterinarian from Universidad Autónoma de México and he completed Senior Management studies at the Instituto Tecnológico Autónomo de México (ITAM).

*Guillermo Turincio Pimentel* holds an accounting degree and an MBA, with concentration in Management and Finance, from the Instituto Tecnológico Autónomo de México (ITAM). He has also completed studies in human resources. Mr. Turincio has held several managerial positions in transnational companies in the financial and operations areas. His responsibilities have ranged from Chief Financial Officer at Cintra, S.A. de C.V., Sears Roebuck de México S.A. de C.V., Sonoco Products Co., to Board Member to U.S. Display de México. He is also member of the Board of Advisors for Alliant International University in Mexico City. At Minsa, he is the Chief Financial Officer.

*Luis Antonio García Serrato* is the Corporate Legal Director for Minsa, Almacenadora Mercader, S.A. and Fomento e Ingeniería en Comercialización, S.A. de C.V. as well as the Secretary of the Board of Directors of those companies. Between 1996 and 1998 he was Minsa's Executive Director of Operations in United States. Prior to joining Minsa in 1994, he was a Associate at Santamarina y Steta, S.C. Mr. García holds a law degree from Escuela Libre de Derecho and completed studies in Business Administration at Instituto Tecnológico Autónomo de México.

### 2.4 Major Shareholders

The following table presents information with respect to the ownership of Minsa as of December 31, 2000, by each shareholder known to us to own beneficially more than 2% of our shares outstanding.

| Shareholder Name | Number of Shares Held | Percentage (%) |
|---|---|---|
| Citibank México, S.A. Grupo Financiero Citibank, serves as custodian of the 200040-5 trust, for whom PEO y HMTF are its trustees | 112,865,496 | 72.5% |
| International Finance Corporation | 6,965,052 | 4.5% |
| Corporación de la Indistria Alimenticia, S.A. de C.V. | 5,900,000 | 3.8% |
| Securities market | 29,912,501 | 19.2% |
| **Total** | 155,643,049 | 100.0% |

PEO owns, through Corporación de la Industria Alimenticia, S.A. de C.V. of Messrs. Raymundo, Armando, Alfonso and Guillermo Gómez Flores and other members of the Gómez Flores family (jointly the "Gómez Flores family"). The Gómez Flores family headed a group of investors which acquired from the Mexican Government the following companies: DINA Autobuses, S.A. de C.V., DINA Camiones, S.A. de C.V., DINA Plásticos, S.A. de C.V. and DINA Motores, S.A. de C.V. The Gómez Flores family has been involved in the real estate and construction business in Guadalajara, Jalisco, since 1978 and, subsequently, in other regions of the country and in the southern part of the United States.

In October 1999, PEO sold approximately 46.3% of its stake in the Company (equivalent to approximately 32.3% of the Company's float) to four investment funds sponsored by Hicks Muse. Hicks Muse is a leading global private equity investment fund, whose goal is to manage a diversified portfolio of investments in companies in the manufacturing and services industries with high potential for capital appreciation.

Hicks Muse has completed, or is negotiating, over 300 transactions with a value of over US$37 billion. Since 1996 Hicks Muse has invested, or has committed to invest, US$2 billion in Latin America. This private equity investment fund has access to a significant amount of capital from its funding partners, which are large public and private pension funds, insurance companies, international financial institutions and corporations.

With offices located in Dallas, Buenos Aires and London, the fund has managed to establish longterm funding relationships, which allows completing large acquisitions.

The shares owned by PEO and HMTF were transferred to a trust in which the five previously mentioned entities are both trust and trustees. As of December 31, 2000, approximately 73% of the Company's shares outstanding were under the custody of the trust. As part of the sale and purchase agreement completed with the acquisition of the shares issued by the Company on behalf of HMTF, the capital was subscribed with PEO and other individuals and legal entities through diverse contracts which include: (i) the Trust Contract, previously mentioned; (ii) a Shareholders Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements. Finally in the context of the operation, the Company's bylaws were amended with the purpose of eliminating restrictions regarding the purchase of the Company's shares by foreigners.

In addition, certain minority holders' rights were added regarding the incorporation of voting rights for this group for certain relevant events.

## 3. Auditors

### 3.1 Statutory Auditors

The oversight of the Company will be delegated to one statutory auditor and hisr respective alternate. The Board of Directors appoints the statutory auditor and his alternate. The statutory auditor may be reelected. Currently, the Company's patrimonial examiner is Gildardo Lili Camacho his alternates is, Javier Soni Ocampo. Mr. Lili as well as Mr. Soni are Partners at Price WaterhouseCoopers.

**4. Transactions with Related Parties and Conflicts of Interest**

As of November 23, 1999, the Company signed with Hicks, Muse & Co. Partners, LP (a subsidiary of Hicks Muse) and Grupo Empresarial G, S.A. de C.V. (subsidiary of PEO) a Monitoring and Oversight Agreement under which the Company pays 0.675% of its total revenues to each one of these companies for certain services described in those contracts.

**V. Securities Market**

**1. Shareholder Structure**

As of December 31, 2000, the Company's market capitalization reached a historic US$622,572 thousands, represented in a total of 155,643,049 shares as follows: (i) Series "B" Class I Shares, which represent the minimum portion of shareholders' equity, which may not be withdrawn, and is composed by 65,070,925 registered ordinary shares, without nominal value and without withdrawal rights, and Series "B" Class II Shares, conformed by the shares that represent the variable portion of the shareholders' equity and that are integrated by 62,245,124 registered ordinary shares, without nominal value, which may be withdrawn and (ii) Series "C" Shares compile, as of December 31, 2000, by 28,327,000 shares without voting rights, representative of the variable portion of the shareholders' equity and that were not issued under the third section of the Article 14- bis of the Securities Market Law, through expressed authorization from the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores). All the shares issued by the Company are freely subscribed and may be purchased by Mexican and foreign investors.

The following table sets forth the information regarding the Company's shareholders as of December 31, 2000. These identified shareholders hold over 2% of the Company's shares outstanding:

| Shareholder Name | Number of Shares Held | Percentage (%) |
|---|---|---|
| Citibank México, S.A. Grupo Financiero Citibank, serves as custodian of the 200040-5 trust, for whom PEO y HMTF are its trustees | 112,865,496 | 72.5% |
| International Finance Corporation | 6,965,052 | 4.5% |
| Corporación de la Indistria Alimenticia, S.A. de C.V. | 5,900,000 | 3.8% |
| Securities market | 29,912,501 | 19.2% |
| **Total** | 155,643,049 | 100.0% |

**2. Share Price Performance**

The following table provides the closing prices of each month indicated, according to the Mexican Stock Exchange.

| Historical Minsa Series “C” | | | |
|---|---|---|---|
| **Month** | **close** | **Month** | **close** |
| Mar-97 | 11.16 | Mar-99 | 4.45 |
| Jun-97 | 10.30 | Jun-99 | 2.90 |
| Sep-97 | 9.98 | Sep-99 | 2.50 |
| Dic-97 | 5.90 | Dic-99 | 4.90 |
| Mar-98 | 4.70 | Mar-00 | 5.00 |
| Jun-98 | 4.68 | Jun-00 | 4.57 |
| Sep-98 | 3.50 | Sep-00 | 3.70 |
| Dic-98 | 4.30 | Dic-00 | 2.95 |

Tlalnepantla de Baz, Mexico
June 28, 2002

National Banking and Securities Commission
Equity Oversight Division
Securities Market Oversight Division
Insurgentes Sur 1971,Torre Sur, Piso9
Col Guadalupe Inn
C.P. 01020
Mexico City

Regarding the shares representative of the shareholders' equity of Grupo Minsa, S.A. de C.V., mentioned in the annual report, according to the National Securities Registry, I would like to express the following:

1. - I am aware of the impact and responsibilities with investors, regulatory agencies and other capital market participants, which imply being a corporation with securities registered in the National Securities Registry and Intermediaries and that are publicly traded on the Mexican Stock Exchange.

2. - I have reviewed the annual report as of December 31, 2001, which was made based on the information provided by the Company's employees, according to its content.

In addition, I am not aware of any relevant information that has been excluded or misinterpreted in the report, or that contains information that can induce investors to make errors.

Regards,

Luis Antonio García Serrato
Secretary of the Board of Directors
Grupo Minsa S.A de C.V.